[redacted]

08003560

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Compartamos S.A. Institucion De Banca Multiple

*CURRENT ADDRESS

PROCESSED

JUL 07 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35773 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/3/08

ITC Limited

RECEIVED
2008 JUL -1 A 8:31

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Seventh Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Wednesday, the 30th day of July, 2008, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2008, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.

2. To declare a dividend for the financial year ended 31st March, 2008.

3. To elect Directors in place of those retiring by rotation.

4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 125,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Anil Baijal be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

6. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Dinesh Kumar Mehrotra be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

7. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that Dr. Ravinder Kumar Kaul be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

8. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that Mr. Sunil Behari Mathur be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

9. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that Mr. Pillappakkam Bahukutumbi Ramanujam be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

10. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that Mr. Hugo Geoffrey Powell be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

11. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that Dr. Basudeb Sen be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2008, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

12. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that Mr. Balakrishnan Vijayaraghavan be and is hereby re-appointed a Director of the Company, liable to retire by rotation, for a period of five years with effect from 27th August, 2008, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

13. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st October, 2007, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

"Resolved that, subject to such approvals as may be necessary, the Directors of the Company other than the Wholetime Directors be paid annually, for a period not exceeding five years, for each of the financial years of the Company commencing from 1st April, 2008, commission not exceeding one per cent of the net profits of the Company, as provided under Section 309(4) of the Companies Act, 1956 ('the Act'), and computed in the manner referred to in Section 198(1) of the Act, or any amendment or re-enactment thereof, in addition to the fee for attending the meetings of the Board of Directors of the Company ('the Board') or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board may from time to time determine and in default of such determination equally, provided that none of the Directors aforesaid shall receive individually commission exceeding Rs. 6,00,000/- in a financial year."

The Register of Members of the Company shall remain closed from Friday, 18th July, 2008 to Wednesday, 30th July, 2008, both days inclusive. Share Transfers received in order at the Investor Service Centre of the Company, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 17th July, 2008, will be processed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 31st July, 2008 to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 30th July, 2008, or to their mandatees, subject however to the provisions of Section 206A of the Companies Act, 1956, or any amendment or re-enactment thereof. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as on 17th July, 2008, as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

Dated : 3rd June, 2008.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

ITC Limited

NOTES:

1. **A Member entitled to attend and vote at the Annual General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

   Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the Annual General Meeting i.e. by 10.30 a.m. on 28th July, 2008.

2. Corporate Members are requested to send to ISC a duly certified copy of the Board Resolution, pursuant to Section 187 of the Companies Act, 1956, authorising their representative to attend and vote at the Annual General Meeting.

3. Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 relating to the Special Business to be transacted at the Annual General Meeting is annexed.

4. In accordance with the provisions of Article 91 of the Articles of Association of the Company, Dr. Basudeb Sen, Mr. Balakrishnan Vijayaraghavan and Dr. Ram S. Tarneja will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Dr. Sen, Mr. Vijayaraghavan and Dr. Tarneja hold singly / jointly 2,47,210 shares, 66,300 shares and 5,61,840 shares in the Company, respectively.

5. Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, on Directors recommended by the Board of Directors for appointment / re-appointment at the Annual General Meeting is appearing in the Report and Accounts.

6. Members are requested to bring their admission slips alongwith copy of the Report and Accounts to the Annual General Meeting.

7. Members are advised that bank details and addresses as furnished by them or by NSDL / CDSL to the Company, for shares held in the certificate form and in the dematerialised form, respectively, will be printed on their dividend warrant(s) as a measure of protection against fraudulent encashment.

8. Dividend for the financial year ended 31st March, 2001, which remains unpaid or unclaimed, will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') later this year, pursuant to the provisions of Section 205A of the Companies Act, 1956.

   Members who have not encashed their dividend warrant(s) for the financial year ended 31st March, 2001, or any subsequent financial year(s), are requested to lodge their claims with ISC. In respect of dividend for the financial year ended 31st March, 2001, it will not be possible to entertain claims received by ISC after 8th September, 2008. In respect of dividend for the financial year ended 31st March, 2001, pertaining to the erstwhile ITC Hotels Limited, it will not be possible to entertain claims received by ISC after 19th September, 2008.

   Members are advised that, in terms of the provisions of Section 205C of the Companies Act, 1956, no claim shall lie with respect to unclaimed dividend once it is transferred by the Company to IEPF.

9. Members holding shares in the certificate form are requested to notify / send the following to ISC to facilitate better servicing:-

   i) any change in their address / mandate / bank details,

   ii) particulars of their bank account, in case the same have not been furnished earlier, and

   iii) share certificates, held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into a single account.

10. Members who hold shares in the certificate form and wish to make / change nomination in respect of their shareholding in the Company may submit to ISC the prescribed Form 2B. The Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

11. Members who wish to obtain information on the Company or view the Accounts for the financial year ended 31st March, 2008, may visit the Company's corporate website www.itcportal.com or send their queries at least 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

ITC Limited

EXPLANATORY STATEMENT

Annexed to the Notice convening the Ninety-Seventh Annual General Meeting to be held on Wednesday, 30th July, 2008.

Item Nos. 5, 6, 7, 8, 9 & 10

Mr. A. Baijal and Mr. D. K. Mehrotra were appointed by the Board of Directors of your Company ('the Board') at its meeting held on 27th July, 2007 as Additional Non-Executive Directors of the Company, as representative of the Specified Undertaking of the Unit Trust of India and the Life Insurance Corporation of India, respectively. Dr. R. K. Kaul was also appointed by the Board at the aforesaid meeting as an Additional Non-Executive Director of the Company with effect from 7th August, 2007, as representative of the General Insurers' (Public Sector) Association of India.

Mr. S. B. Mathur and Mr. P. B. Ramanujam were appointed by the Board on 27th July, 2007 as Additional Non-Executive Directors. Mr. H. G. Powell was appointed by the Board at its meeting held on 31st March, 2008 as an Additional Non-Executive Director with effect from 7th May, 2008.

All the aforesaid appointments were made in terms of Section 260 of the Companies Act, 1956 ('the Act').

Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell and Dr. Kaul vacate their office at this Annual General Meeting. The Board at its meeting held on 23rd May, 2008 recommended for the approval of the Members, the appointment of Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell and Dr. Kaul as Non-Executive Directors of the Company, as set out in the respective Resolutions relating to their appointment.

Notices under Section 257 of the Act have been received from Members proposing the appointment of Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell and Dr. Kaul as Directors of the Company. Requisite consents, pursuant to the provisions of Section 264(1) of the Act, have been filed by Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell and Dr. Kaul, to act as such Director, if appointed. While Mr. Mathur holds 500 shares in the Company, Messrs. Baijal, Mehrotra, Ramanujam, Powell and Dr. Kaul do not hold any share in the Company.

Messrs. Baijal, Mehrotra, Mathur, Ramanujam, Powell and Dr. Kaul are interested in the respective Resolutions relating to their appointment. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Item Nos. 11 & 12

Dr. B. Sen and Mr. B. Vijayaraghavan were re-appointed with effect from 27th August, 2003 as Non-Executive Directors of the Company at the Annual General Meeting held on 25th July, 2003 and their present term expires on 26th August, 2008.

The Board of Directors of your Company ('the Board') at its meeting held on 23rd May, 2008 recommended for the approval of the Members, the re-appointment, with effect from 27th August, 2008, of Dr. Sen and Mr. Vijayaraghavan as Non-Executive Directors of the Company, as set out in the respective Resolutions relating to their re-appointment.

Notices under Section 257 of the Companies Act, 1956 ('the Act') have been received from Members proposing the re-appointment of Dr. Sen and Mr. Vijayaraghavan as Directors of the Company. Requisite consents, pursuant to the provisions of Section 264(1) of the Act, have been filed by Dr. Sen and Mr. Vijayaraghavan to act as such Director, if appointed.

Dr. Sen and Mr. Vijayaraghavan are interested in the respective Resolutions relating to their re-appointment. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Item No. 13

The Board of Directors of your Company ('the Board') at its meeting held on 18th January, 2008, on the recommendation of the Compensation Committee, approved, subject to the approval of the Members, the following modification with effect from 1st October, 2007 in the terms of remuneration paid or payable to the Wholetime Directors of the Company, keeping the current Consolidated Salary of the Wholetime Directors unchanged:-

Wholetime Director	Performance Bonus
Mr. Y. C. Deveshwar (Chairman)	Not exceeding 200% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. S. S. H. Rehman	Not exceeding 150% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. A. Singh	
Mr. K. Vaidyanath	

Perquisites - Each Wholetime Director shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance, sampling of the Company's products and services etc. in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 10,00,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per the provisions of the Income-tax Act / Rules wherever applicable, and in absence of any such provision, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act and the Rules thereunder for this purpose.

(c) Use of chauffeur driven Company car and telecommunication facilities at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer / retirement as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall be within the limits prescribed under the Companies Act, 1956 or any amendment or re-enactment thereof.

The respective Wholetime Directors are interested individually in this Resolution insofar as the same relates to variation in their remuneration. None of the other Directors of your Company is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item No. 14

At the Annual General Meeting of the Company held on 25th July, 2003, the Members approved payment of remuneration by way of commission to the Non-Executive Directors of the Company not exceeding one per cent of the net profits of the Company as provided under Section 309(4) of the Companies Act, 1956, for each financial year, subject to a maximum of Rs. 4,00,000/-, individually, for a period of five years from 1st April, 2003 to 31st March, 2008.

In order to bring the remuneration of the Non-Executive Directors in line with the current trends and commensurate with the time devoted and the contribution made by them, the Board of Directors of your Company ('the Board') at its meeting held on 23rd May, 2008, recommended for the approval of the Members, payment of remuneration by way of commission to the Non-Executive Directors of the Company for a period not exceeding five years from 1st April, 2008, as set out in this Special Resolution.

Only the Non-Executive Directors of your Company may be deemed to be interested or concerned in this Special Resolution.

The Board recommends this Special Resolution for your approval.

Dated : 3rd June, 2008.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

Exemption File No. 82-35173

RECEIVED
2008 JUL -3 A 6:22
OFFICE OF INTERNATIONAL
12-31-07 AR/S

Banco Compartamos S.A.
Institucion De Banca
Multiple



Compartamos *Banco*

Making strides in Mexico

Annual Report > 2007

Financial Highlights from CompartamosBanco

	2007	2006	Real Change Absolute	Real Change As %
Total Loan Portfolio (in millions of pesos)	$ 4,186	$ 3,088	$ 1,098	35.6%
Net Income (in millions of pesos)	$ 877	$ 655	$ 222	33.9%

	2007	2006
Operating Efficiency (Operating Expenses / Average Total Assets)	29.3%	29.3%
Risk Adjusted Financial Margin (Risk Adjusted Financial Margin / Average Productive Assets)	60.4%	64.2%
Non-performing Loans Ratio (Non-performing Loans / Total Loan Portfolio)	1.36%	0.62%
Coverage Ratio (Allowance for Loan Losses / Non-performing Loans)	293%	653%
ROE	47.5%	56.2%
ROA	20.8%	22.7%

Number	2007	2006
People		
CompartamosBanco Customers	838,754	616,528
CompartamosBanco Employees	4,277	3,203
Coverage		
CompartamosBanco Service Offices	252	187
States in Mexico	30	29

Compartamos' Philosophy

Compartamos' Philosophy articulates our way of thinking and acting. It is contained in our **Code of Ethics and conduct,** which is the tool that we use to communicate our philosophy and lists the guidelines to live by our philosophy and protect it.

The Compartamos' Philosophy is comprised of the following:

1. Mission, Vision and Values.
2. Code of conduct, those behaviors that encourage healthy relationships.
3. Means of reporting non-compliance with the standards of conduct.

Mission

We are a social enterprise committed to people. We create development opportunities in popular market segments that are based on innovative and efficient models, distributed on a massive scale and on important values that foster an external and internal culture. In this manner we are able to achieve permanent relationships based on trust and that contribute to a better world.

Vision

We depend on people who are self-starters, to be the leading enterprise in the popular finance industry through savings, credit and insurance services, expanding the frontiers of the financial sector.

Values

People:
We strive for individuals to be better, that's why we encourage their integral development.

Service:
We are devoted to others because we have a genuine interest in people.

Profitability:
We do more with less, by being productive and efficient.

Team work:
We collaborate with others, striving together to achieve more.

Responsibility:
We accomplish our tasks with excellence and assume the consequences of our actions.

Passion:
We love what we do.

Message from the Chairman of the Board of Directors

To our stockholders:

For CompartamosBanco, 2007 was a year in which we reached important goals that are in line with our strategic objective to develop as the microfinance specialists in Mexico.

In april we successfully concluded our listing in the Mexican Stock Exchange with the placement of 29.9% equity within the international investment community.

After almost one year, the increase in our stock price has been extremely satisfactory, particularly taking into account the disruptions during the last months and which have highly affected the financial sector.

The quality of the innovative service that we offer to our customers via our competitive business model is the foundation for the company becoming CompartamosBanco. Our commitment with customers, employees, stockholders, investors and with society as a whole is the guarantee for continued value generation.

We ended the year with good results. We increased the number of active clients to more than 838,000 which represented a 36% growth compared to 2006. We closed the year with a 35.6% rise in the total loan portfolio, reaching $4,186 million pesos. This is a result of the effort we placed into increasing our customer base and in achieving our goal of reaching more people.

We opened 65 new service offices during the year, reaching a total of 252, with more than 4,200 employees committed to being involved in promoting development in their communities and transforming the reality of our customers.

The Home Improvement Loan trial program, which began during the second quarter of the year, reached a little over 7,300 loans; these good results will allow us to massively distribute this product, and benefit more people.

Regarding the Voluntary Life Insurance, with this product we offer our customers additional coverage and protection for their families, and have already sold more than 310,000 policies. This insurance product allowed us to be recognized by the Financial Times and the IFC as "Sustainable Bankers of the Year".

We received an Honorary Mention from CGAP (Consultative Group to Assist the Poor) for Financial Transparency.

On the qualitative aspect, we financed 81 college scholarships for our employees. We also trained over 62,000 customers in financial education and other topics during acknowledgment events and through our bi-monthly magazines that include articles directed to them.

Our reforestation program continues through the voluntary work of our employees and their families. We donated $5.2 million pesos to different non-profit organizations that work in education and economic development. We equipped 8 rural schools with classrooms fitted with computers and were recognized among the 10 best places to work in Mexico by the Great Place to Work Institute.

Regarding the financial results, Net Income for the year reached $877 million pesos, which represented a 33.9% increase. Furthermore, our credit rating by Standard & Poor's improved from (mx) A+ to (mx) AA- on the local scale, a clear recognition of the financial strength of the institution.

We perceive 2008 to be yet another successful year, in which we will increase our market presence, which undoubtedly will help us accomplish our mission.

On behalf of the Board of Directors, I want to thank each and every employee for their effort and to each of you for the confidence bestowed upon CompartamosBanco.

Sincerely,

José Manuel Canal Hernando
Chairman of the Board

Corporate Governance

In CompartamosBanco we strive every day to be a company that reflects reliability, transparency, competitiveness and protection for all our customers, employees, stockholders, investors and with society in general. We believe that efficient corporate governance is essential to ensuring permanent growth and is the base for achieving all our goals.

Compartamos Banco
Tu especialista en microfinanzas

Making strides in Mexico

Annual Report > 2007

Contents

That is why we have a board of directors dedicated to accomplishing and preserving our Mission, Vision and Values, guiding strategic direction, maintaining long-term profitability, mitigating any kind of risk and ensuring corporate responsibility within the entire organization.

CompartamosBanco Board of Directors is integrated by 10 principal directors and their respective alternates, 55% are independent directors[1], including the Chairman.

Board of Directors

Principal Directors	
José Manuel Canal Hernando	(A, 2)
José Ignacio Ávalos Hernández	(1, 4)
Carlos Labarthe Costas	(2, 3, 4)
Carlos Antonio Danel Cendoya	(3, 5)
Luis Fernando Velasco Rodríguez	(A, 1, 3, 5)
Martha Elena González Caballero	(A, 1, 2)
Álvaro Rodríguez Arregui	(A, 4, 5)
Alfredo Humberto Harp Calderoni	(A, 1, 2)
Juan José Gutiérrez Chapa	(A, 4)
Lakshmi Shyam-Sunder	(4, 5)

Alternate Directors	
Manuel Constantino Gutiérrez García	(A)
Juan Carlos Domenzain Arizmendi	
Oscar Iván Mancillas Gabriele	
Javier Fernández Cueto González de Cosío	
Marcelo Antonio Benítez Albo	(A)
Jerónimo Luis Patricio Curto de la Calle	(A)
Lauren Ariel Burnhill	(A)
Luis Fernando Narchi Karam	(A)
Juan Carlos Letayf Yapur	
Violeta Patricia Velázquez Santana	

Chairman	José Manuel Canal Hernando
Secretary	Fernando de Ovando Pacheco
Alternate Secretary	Raquel Reyes Cubillo
Principal Statutory Examiner	Eduardo Manuel Arturo Argil Aguilar
Alternate Statutory Examiner	Alberto Napolitano Niosi

[1](A) Independent Director

(1) Member of the Audit Committee
(2) Member of the Evaluation and Compensation Committee
(3) Member of the Risk Committee
(4) Member of the Sales Committee
(5) Member of the Finance and Planning Committee



Directors' Information

José Manuel Canal Hernando, has a Bachelor's degree in Accounting from the Universidad Nacional Autónoma de México (UNAM). He is a statutory examiner, director and consultant to several companies, including Grupo Kuo, Comex, ASUR, BBVA Bancomer, FEMSA, ALSEA and others.

José Ignacio Ávalos Hernández, holds a Bachelor's degree in Business Administration from the Universidad Anáhuac. He has a strong vocation and experience in planning, developing and managing social assistance, as well as in cultural and business activities in the private sector, which include management positions and director positions in several companies.

Carlos Labarthe Costas, has a Bachelor's degree in Industrial Engineering from the Universidad Anáhuac. Other studies in business and microfinance in The Economics Institute (Boulder), Harvard business school and Instituto Panamericano de Alta Dirección de Empresa (IPADE), Mexico. He is Co-founder and the Chief Executive Officer of CompartamosBanco, former member of the Executive Committee of CGAP (5 years), and Chair of the Microfinance Network.

Carlos Antonio Danel Cendoya, has a Bachelor's degree in Architecture from the Universidad Iberoamericana. He is a Co-founder and Co-Chief Executive Officer of CompartamosBanco, member of the Board of Directors of Casanueva-Pérez Holdings and Interproteccion.

Luis Fernando Velasco Rodríguez, has a Bachelor's degree in Civil Engineering from the Universidad Anáhuac. He has worked in institutions such as McKinsey & Company, Inc., Goldman Sachs & Co., JPMorgan, Jazztel PLC and Nestle Mexico. He is a member of the Board of Directors of the World Education and Development Fund and of other institutions.

Martha Elena González Caballero, has a Bachelor's degree in Accounting from the Universidad Iberoamericana. She currently serves on the audit committee of Infonavit, serves as the statutory auditor of the SD Indeval of the Counterpart Central Values and is an advisor to Sociedad Hipotecaria Federal.

Álvaro Rodríguez Arregui, has a Bachelor's degree in Economics from the Instituto Tecnológico Autónomo de México (ITAM). He is currently a Co-Founder and Managing Partner of IGNIA Partners, LLC, Chairman of the Board at ACCION International and other organizations.

Alfredo Humberto Harp Calderoni, has a Bachelor's degree in Business Administration from the Universidad Anáhuac del Sur with academic excellence. He is Chairman of the Board of Directors of Harp Co., Santo Domingo Films and Desarrolladora H. He also serves as the Vice-President of the Board of the Fundación Alfredo Harp Helu and is a member of the Board of Directors of Interceramic, Grupo Martí and Sport City, he is also an active member of the Board of Directors of other institutions.

Juan José Gutiérrez Chapa, has a Bachelor's degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). He is the Chief Executive Officer of Consultoría en Normatividad e Informática, Chairman of the Board of Directors of the Unión de Crédito Industrial y Comercial de Oaxaca and Chairman of the Consejo Mexicano de Uniones de Crédito. He is also a member of the Board of Directors of several companies.

Lakshmi Shyam-Sunder, has a Bachelor's degree in Economics and Statistics from Elphinstone College at the University of Bombay. She is the Director of Risk Management and Financial Policy at the International Finance Corporation (IFC).

Manuel Constantino Gutiérrez García, has a Bachelor's degree in Accounting from the Instituto Tecnológico Autónomo de México (ITAM). Currently he is an independent advisor, statutory examiner, member of the Board of Directors and audit committees of several other companies.

Juan Carlos Domenzain Arizmendi, has a Bachelor's degree in Business Administration from the Universidad Anáhuac. He is currently a partner of Administración de Riesgos Argos.

Oscar Iván Mancillas Gabriele, has a Bachelor's degree in Industrial Engineering from the Universidad Anáhuac. He is founding partner of CompartamosBanco, and worked as Sales Officer and Personnel Officer in the Institution. He currently is Banco Compartamos Business Executive Officer.

Javier Fernández Cueto González de Cosío, has a Bachelor's degree in Business Administration from the Instituto Tecnológico Autónomo de México (ITAM). He worked as Methods and Procedures Officer and later as Risk and Development Officer at CompartamosBanco. He is currently the Strategy and New Business Officer of the Institution.

Marcelo Antonio Benítez Albo, has a Bachelor's degree in Accounting from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) with honorable mention. He currently serves as financial advisor to various investment funds in Italy and Europe.

Jerónimo Curto de la Calle, is a Certified Public Accountant graduated from the Universidad Iberoamericana. He is a member of the Audit Committee of Mexder and a member of the Audit Subcommittee of Asigna.

Lauren Ariel Burnhill, has a Bachelor's degree in International Relations and Economics from Johns Hopkins University in Baltimore, MD. She is currently the Managing Director of Financial Markets and Services at ACCION International, member of the Board of MIBANCO, Banco Solidario, as well as alternate director and Chairman of the Audit Committee and Corporate Governance of Africap.

Luis Fernando Narchi Karam, holds a Bachelor's degree in Business Administration from the Universidad Anáhuac. He currently is Chairman of Direct Marketing Solutions, Chief Executive Officer of Narmex, S.A., Chairman of the Board of Promotora de Espectáculos Deportivos de Oaxaca, Director of the Economics and Business School of the Universidad Anáhuac, member of the Advisory Board of Grupo Financiero Banamex and Partner of Promotora Campos Eliseos 200.

Juan Carlos Letayf Yapur, has a Bachelor's degree in Industrial Engineer from the Universidad Anáhuac. He currently is the Administrative General Manager at Grupo Industrias Ideal.

Violeta Patricia Velázquez Santana, has a Bachelor's degree in Economics from the Universidad de las Americas (UDLA), Puebla. She is the Senior Investment Officer of the International Finance Corporation (IFC).

Eduardo Argil Aguilar, is a Certified Public Accountant. He currently is a member of audit committees of several listed companies and of the technical advisory committee of the Mexican Council for Research and Development of Standards of Financial Information.

Alberto Napolitano Niosi, has a Bachelor's degree in accounting from the Escuela Superior de Comercio y Administración of the Instituto Politécnico Nacional. He currently is a professor in the Instituto Tecnológico Autónomo de México (ITAM).



Committees:

To adequately perform its tasks, the Board of Directors of CompartamosBanco is supported by the following committees which are staffed by members of the Board:


Committees
Audit Committee
Evaluation and Compensation Committee
Risk Committee
Sales Committee
Finance and Planning Committee

Management Team

Position	Name	Seniority
CEO	Carlos Labarthe Costas	15 years
Co-CEO	Carlos Antonio Danel Cendoya	13 years
Internal Control Officer	Jaime Juárez Ramírez	8 years
Business Executive Officers	Oscar Iván Mancillas Gabriele	15 years
Operations Executive Officer	Pablo Alejandro Pinedo Navarro	1 year
Strategy and New Business Officer	Javier Fernández Cueto González de Cosío	10 years
Chief Financial Officer	Fernando Álvarez Toca	3 years
General Counsel	José Manuel de la Fuente Morales	1 year
Marketing Officer	Enrique Majós Ramírez	3 years
Operations Officer	Ladislao Antonio de Hoyos Parra	5 years
Personnel Officer	Héctor Cerviño Iglesias	1 year
Institutional Relations Officer	Lilian Ayleen Margarita Cortés Sandoval	9 years
Information Technology Officer	Federico Hernández Martínez	10 years
Sales Officer	Francisco Javier González Pérez	11 years

Code of Ethics and Conduct

CompartamosBanco has a Code of Ethics and Conduct, which is a tool that helps to live according to Compartamos' Philosophy, whose central objective is to "share the ethical values by defining the conducts to be followed for stockholders, members of the Board of Directors, statutory examiners and employees." This commitment extends to the bank's suppliers, in order to ensure these values are reflected in their work relative to CompartamosBanco.





We provide access **to financial services**

We give access opportunities to financial services to a greater number of persons, and their families, of popular segments in the shortest possible time. Sowing the seed for the communities social development.

We were recognized for our insurance product as *"Sustainable bankers of the year"* by the Financial Times and the IFC.

Led by a firm conviction and commitment to providing financial opportunities to more people in the shortest possible time, at CompartamosBanco we completed 2007 with 838,754 active customers, achieving a 36% increase when compared to 2006, thus making strides in Mexico.

Generating social value for our customers and their families is what motivates us each day to give the best of each of us at Compartamos. During 2007, we achieved significant growths in the loan portfolio, the number of customers and net income, while maintaining adequate levels of efficiency, productivity and risk, complying with the growth projections we set forth.

We also continued with the development and implementation of new products and services for our customers and their families by placing 310,882 Voluntary Life Insurace policies and by launching the trial program for Home Improvement Loans, which by the end of the year reached 7,327 credits, with the firm conviction of generating social development.

Our customers' purchases of Life Insurance policies are an example of the prevention culture they have acquired. The loans for home improvement are another means of improving, in the short run, the quality of life of our customers and their families. All of this is due to the strong commitment of CompartamosBanco to providing them with opportunities to access adequate financial services, as well as for their families' well-being.

Our customers are enterprising and responsible persons who seek to build a better future for their families. The market segment we attend in CompartamosBanco, are men and women who are within the NSE[2] C+, C, D+, D categories and usually do not have access to adequate financial services. In most cases these are the main source of income of the family's economy.

In Mexico, women play an increasingly important role in productive activities and services, and their work is essential to their families' and their communities' development. It is worth mentioning that 98% of our customers are women.

Some of the microbusiness activities of our customers are the rural trade of food, consumer products and apparel, handcraft production, farming activities and other services and commercial activities.

[2] Socio-economic bracket


838,754
active
customers

$46.5 million pesos designated to attend **5,179 clients in Tabasco**



The loan portfolio grew by 35.6% in 2007 when compared to 2006, reaching $4,186 million pesos. We achieved all this through a sustained growth rate, which has entailed the opening of 65 new service offices, therefore ending the year with 252 units in 30 states of Mexico.

With the commitment of being microfinance promoters in Mexico, in 2007 we sponsored the "Latin American Microfinance Leadership Program", one of the main programs to train officers and managers of microfinance institutions. We also supported the "Introduction to Microfinance Forum" for the Mexican media, organized by ProDesarrollo[3].

At the end of 2007, Tabasco was severely affected by natural disasters, which caused flooding as rivers and dams overflowed, causing major material damages to both employees and clients.

With the commitment and desire to help them recover as soon as possible, within 8 days of the disaster, CompartamosBanco initiated disbursements to contribute to the reactivation of the local economy.

Between November 8th and December 31st, 2007, we disbursed $46.5 million pesos for 5,179 customers, and granted 313 customers emergency loans to recover their businesses. In this manner we were able to support the economic revitalization of our customers in the affected areas.

Some of our officers and employees from the corporate headquarters visited the disaster areas to assist customers and employees, as well as to evaluate the damages and their impact. All employees of CompartamosBanco, in solidarity with our affected fellow workers, donated money and goods to help them surpass this situation.

252 Service Offices
at the end of 2007, 65 more than in 2006.

[3] ProDesarrollo, Finanzas y Microempresa, A.C. is a national network of popular financial institutions dedicated to microfinance that contributes to the economic development of Mexico.

Honoring the tireless effort of our customers, who contribute to the well-being of their families and communities, in 2007 CompartamosBanco recognized some of the most amazing success stories in five categories. These are our pride and our main motivation. We find in them important examples of self-improvement and of living with values.

Our customers are agents of change that build a better country and a better world. Their success stories are proof of the ability of microfinance to generate social value, notwithstanding the central role the customer has in his/her own development.



Marina Llamas Carrera >
Wood items manufacturing
A woman with business vision

Along with her husband, Marina started a business to manufacture, sell and distribute wood items. For the first time, in 2006 she requested a loan from Compartamos, and bought raw materials. Her business started to grow and she had to hire more personnel.

"My husband – Marina says – started bringing wood pieces. He's always liked carpentry and his grandfather left him a toolbox with very basic tools: a bit brace, a saw and a hammer. We started with the first loan, which was $3,500 pesos, and was very useful because we immediately bought raw materials. Today we are present locally in an important retail store and have the potential to sell in two other retail stores and have presence in yet another city."

"I learned that I'm a woman with a business vision, not just hard-headed. I feel very secure because of CompartamosBanco backing, because they believe in us, support us and impels us; this is something you can't find anywhere."

Our clients are agents of change that contribute to have a better country and a better world.

< **Bernabé López Cruz**
Candle Manufacturing
Growth

Bernabé learned to manufacture candles in a factory. He later decided to work on his own and started his business at home. Currently he has his own shop and is in charge of managing the company.

"Some 18 years ago – Bernabé says – I used to work with recycled cups, buying them from churches and other places. Later, when my company grew, I required more capital and started with a large loan of $19,500 pesos. In a second stage, I was given $35 thousand pesos and with that credit, the product is going up and I already have a large market. There are customers who order 30, 40 and up to 100 cases of candles and I am able to provide the service. My dream is to keep on growing, that way my business grows so does the possibility for my employees to earn more, and that is an additional self-improvement."





Efrén Barrera Cuevas >
Carpentry
A man with business vision

Thanks to his father, Efrén learned carpentry when he was very young. This occupation has remained in his family for three generations. He started his own shop 30 years ago by making house calls. He later rented a locale where he only did jobs for customers around the neighborhood and started to get his children involved in the business.

"The first backing Compartamos gave me - Efrén recalls - was for $16 thousand pesos. With that I started buying a little more material to finance my work. We are now in the fourth cycle of $50 thousand pesos loans, which we invest in wood, other materials and labor from the sons and the workers. I would like them to continue the business, because it's a tradition. I have eight sons and another I adopted. My dream is to leave them a larger and more prosperous business."


SERVICIO PARA LA DISTRIBUCION
FUGAS

< Yucunda Serrano Castilla

Seafood Restaurant
Family participation

Yucunda started her business along with her mother, who taught her how to prepare seafood and fish dishes, which she sold in a marketplace. With the loans from CompartamosBanco and the effort from all the family, they purchased a locale which they fixed up little by little to open their restaurant.

"I joined Compartamos - Yucunda comments - six years ago with a $2 thousand pesos loan to buy appetizers and plants. Now I have 18 loans. With everybody's help and with the loans we bought a half-built locale and grew with our children and our business. The goal was to have them progress and to have the business grow more, in order to employ more young people. I would tell the other women to join Compartamos, to keep on fighting, for themselves, for their children, that is the effort."



< Olga Ramírez Hernández

LP Gas Distributor
Social Responsibility

Olga started her LP Gas cylinders distribution and sales business approximately four years ago, since her husband stopped working in a gas distribution company. They both decided to request their first loan to Compartamos, which they invested in the purchase of LP Gas, the loan along with some borrowed cylinders and a leased pick up truck, helped to start their business.

"The first loan - Olga says - was for $2 thousand pesos. Little by little the loans were getting larger, up to $14 thousand pesos, and that was very exciting; we already had three distribution units in a very short time and that kept us going. The business is about taking LP Gas to the most remote communities away from the cities, to the hilly regions and in this business you really can offer jobs; in fact, we employ young people from our community. With the loans from Compartamos our life changed completely."

For the fourth consecutive year, our customers participated in the Banamex Award to Microbusiness, and three of them were awarded.

Álvaro Carlos Avelar López
Roof Sheets Manufacture
Rural Innovation

Álvaro recycles and processes plastic to manufacture roof sheets. The idea came to his father, who when he saw the huge amount of trash generated daily in the city and, concerned with the environment, created a machine to manufacture sheets, which is silent and does not pollute the air.

"For 18 years – Álvaro says – I experimented with the machine design and the process, but only 3 years ago I found the perfect formula to do my work. Currently, 6 people work with me and I have received recognitions by the municipal government. I am very proud of what I have achieved, but mainly because I can contribute to my community by creating jobs, by helping reduce pollution, and by making donations to schools, to the local greenhouse and by maintaining a permanent campaign to collect plastic bottles."

"Among my future plans are to have more machines to cover the orders. This way I will be able to employ more people, which will allow me to cover a greater market."



Felipa Moreno García

"Gorditas de horno" (corn-based oven-baked biscuits) Manufacture
Rural Trajectory

Felipa and her children manufacture and sell "gorditas de horno", "gorditas de harina" (wheat based biscuits), country bread, whole grain bread and "empanadas". She started this business when she was 25 years old, when she looked for a way to help with the family's expenses. At the beginning, she sold nearly 80 "gorditas" a day and today she sells an average of 600.

> *"We start working at 5 a.m. from Monday to Sunday - Felipa comments - and my main customers are people from our own community, and since I have relatives working in the United States, when they visit, they request large orders. I have two people who distribute the product for sale in nearby communities. In the future, I want to open two well-outfitted locales so that the business keep on growing and then hire more people to sell, as well as to continue supporting my daughters so they can be trained in the management and manufacture of bread and jams, in order to have more products to offer to my customers."*
>
> *"Thanks to the profits from the business, I have been able to renovate my home and to buy a pick-up truck for deliveries."*

María Verónica Uribe Valero

Catering and banquet equipment rentals
Urban Consolidation

María Verónica makes food, and also rents equipment for banquets. She started her business by selling "gorditas" and tacos in a local market.

> *"This is a family business - María Verónica says - because my mom and I are in charge of cooking, my dad is the driver and my three sisters do several jobs that range from decoration to event coordination. My mom taught me to cook a wide array of dishes. We later began selling home-cooked meals at the market. My attitude and good cooking were well-known and the customers started hiring me to prepare dishes for their events. Later I bought tablecloths and chair cases. The variety of products and services I offer allow me to have future plans, such as purchasing tables and chairs in order to offer complete services, buying a pick-up truck fitted to transport our products, training in materials and financial resources management, as well as purchasing a computer to have a better control of my business."*
>
> *"I think family union and team work have been fundamental factors for growth; through them, we have grown as a family and as a business."*

We drive **microfinance**



By giving opportunity to the private sector and capital markets to invest in microfinance, we contribute to create an integral and inclusive financial system.



We were ranked number 7 by Forbes magazine among the 641 microfinance institutions in the world, in its *World's top 50 Microfinance Institutions*

Financial Analysis

Management's Discussion and Analysis of the Operating Results and the Financial Situation of Banco Compartamos, S.A., Institución de Banca Múltiple.

For the first time, the microfinance industry had access top the capital markets, through the Initial Public Offering of 29.9% of our equity in the Mexican Stock Exchange, thus being a financial intermediary between the large investors and the general population segment. This action was very well received by the market and brought the microfinance industry a step forward.

The following analysis is based on the audited financial statements of CompartamosBanco and must be read along with them. For comparison purposes, all figures are expressed in pesos with purchasing power as of December 31st, 2007, therefore percentage change in each item must be considered as growth in real terms.

Operation Results

Interest income:

Interest income derives from two sources: i) interests from the total loan portfolio, and; ii) interests from investment of cash and cash equivalents, the former being the most important source for CompartamosBanco.

Interest income in 2007 was $2,824 million pesos, growing by $712 million pesos, 33.7% more than the $2,112 million pesos achieved in 2006. This change is explained by total loan portfolio growth, which, as of December 31st, 2007 amounted to $1,098 million pesos or 35.6%, reaching $4,186 million pesos against to the $3,088 million pesos of 2006.

Because of Compartamos' financial strength, Standard & Poor's credit rating went from mxA+ to mxAA- with a stable outlook.

Interest Expense:
Interest expense refers to the cost of third parties resources debited by CompartamosBanco to finance its operations. In 2007, Compartamos disbursed $177 million pesos on this item, which represents a decrease of 2.7%; that is, $5 million pesos less than the $182 million pesos spent in 2006. This reduction is due to a considerable improvement in the general terms of CompartamosBanco financing. It is important to point out that interest expense decreased, notwithstanding that interest bearing liabilities grew 43.5% or $791 million pesos year to year, from $1,817 million pesos in 2006 to $2,608 million pesos in 2007.

Monetary position result:
This item results from the applicable calculation included in the B-10 bulletin of the Financial Information Standards, which CompartamosBanco was required to determine, as the rest of the Mexican banks and other entities. In summary, this calculation is the result of applying the effects of inflation to the monetary assets and liabilities of each institution in order to obtain the impact in results that the said inflation would have on those entities. In 2007, the monetary position resulted in a total cost of $67 million pesos for CompartamosBanco, 28.8% above the $52 million pesos of 2006. This increase is explained by the greater growth of monetary assets versus monetary liabilities in a stable inflation scenario.

	2007	2006
Risk Adjusted Financial Margin (Risk Adjusted Financial Margin / Average Productive Assets)	60.4%	64.2%

Allowance for loan losses:
CompartamosBanco complies with the National Bank and Securities Commission rules to calculate the allowance for loan losses in the Balance Sheet, by using the higher of (i) the calculation of loan loss reserves using the criteria dictated by the Commission or (ii) 4% of the total loan portfolio. The latter was higher both in 2006 and 2007.

On the item of provision for loan losses in the Income Statement, the necessary impact to reach to the required amount in the Balance Sheet is recorded. In 2007, this item represented an expense of $70 million pesos, 45.8% higher than the $48 million pesos of 2006. This rise is primarily explained by the total loan portfolio growth, as well as by loans write-offs during 2007 due to death or uncollectibility for $18 million pesos.

Commissions and net fees:
Compartamos received $32 million pesos as income from commissions and fees in 2007, 60% higher than the $20 million pesos of 2006. This income was mitigated by commissions and fees expenses of $73 million in 2007, 52% more than 2006 when they reached $48 million pesos. This rise is due to the higher number of transactions made by our customers at third party branches and tellers.

Trade results:
In 2007 net trade results amounted to $3 million pesos, while in 2006 this item presented a gain of $1 million pesos. Profits or losses from the derivatives portfolio are recorded in this item, as well as the market valuation of investments in securities.

Sales and administrative expenses:

In 2007, sales and administrative expense amounted to $1,237 million pesos, 46% more than the $847 million pesos of 2006; this increase was due to several factors: i) the increase in the number of employees, from 3,203 in 2006 to 4,277 in 2007, ii) the opening of 65 new service offices iii) the expenses incurred in the back office areas in order to support a larger operations network, and iv) other strategic expenses such as those related to the design of new products and distribution channels.

	2007	2006
Operational Efficiency (Operation Expenses / Average Total Assets)	29.3%	29.3%

Other Net Income (expense):

The item of net income (expense) presented a 223% increase in 2007, from $13 million pesos in 2006 to $42 million pesos in 2007. This rise was mostly due to income related to the sale of life insurance policies to our customers.

Income Tax and employees profit sharing (ISR and PTU):

In 2007, the accrued ISR and PTU represented an expense of $394 million pesos, 25.5% more than the $314 million pesos of 2006. The expense was mainly caused by growth in Compartamos' income.

Net Result:

In 2007, Compartamos posted net income in the amount of $877 million pesos, 33.9% more than the $655 million pesos of 2006; this is explained in what's written above.

	2007	2006
Net Income	$877	$655
ROE	47.5%	56.2%
ROA	20.8%	22.7%

Financial Situation

Total assets:

CompartamosBanco total assets as of December 31st, 2007 of were $5,103 million pesos, 53.3% above the $3,328 pesos recorded as of December 31st, 2006; this increase was due to growth in the following items:

The net balance of the loan portfolio had an increase of 35.6%, from $2,964 million pesos in 2006 (89% of the total assets) to $4,019 million pesos in 2007 (79% of the total assets).

	2007	2006
Net Portfolio	$4,019	$2,964
Coverage Ratio (Allowance for Loan Losses / Non-performing Loans)	293%	653%
Non-performing loans Ratio (Non-performing Loans/Total Loan Portfolio)	1.36%	0.62%

The added balance of cash and cash equivalents and investments in securities, which grew by 323.5%, from $213 million pesos in 2006 (6.4% of the total assets) to $902 million pesos in 2007 (17.7% of the total assets).

Liabilities and stockholder's equity:

The balance of total liabilities as of December 31st, 2007 was $2,818 million pesos, 46.8% more than the $1,920 million pesos of 2006. This is mainly explained by the growth in interest bearing liabilities, which include traditional deposits as well as interbank and other entities loans. The balance of all these items as of December 31st, 2007, was $2,608 million pesos, which represents a 43.5% rise when compared to the $1,817 million pesos of 2006. Compartamos increased its interest bearing liabilities in order to finance the aforementioned increase in the loan portfolio.

CompartamosBanco stockholder's equity as of December 31st, 2007 was $2,285 million pesos, a 62.3% growth when compared to last year's balance of $1,408 million pesos. This change was due to the retained earnings of the year.



2007

Total Assets	$ 5,103
Total Liability	$ 2,818
Stockholders' Equity	$ 2,285



2006

Total Assets	$ 3,328
Total Liability	$ 1,920
Stockholders' Equity	$ 1,408

CompartamosBanco received an Honorary Distinction by CGAP *(Consultative Group to Assist the Poor)* for Financial Transparency.





We promote development

We promote actions to give opportunities to our clients and employees, to be better persons, in order to build better societies.

5th in the list of The Best Places to Work in Mexico, awarded by the *Great Place to Work Institute.*

Because people have always been our reason for being, the axis and center of our actions, in 2007 we reaffirmed our commitment by striving to implement the integral development of each of our employees, clients and their families.

With the firm objective of promoting actions that give our customers and employees the opportunity to be better persons who can build better societies, during 2007 we undertook the following actions:

E-learning : Constant training program for employees in order to improve their learning and provide the necessary tools for their performance; **1,901 employees were trained.**

Annual Meeting: Event whose objective is to share the strategy and strengthen the commitment of all the employees with the Philosophy of CompartamosBanco.

Human Formation: Program directed to all our employees, with the objective of providing the tools for their integral development. The following areas were covered: Physical, Intellectual, Social/Family, Spiritual and Professional; **4,200 employees attended.**

Family Enterprise: Conferences whose objective was to provide guidance tools on current topics of interest, for our employees and their families; **5,323 people attended through 40 events.**

In 2007 **81 scholarships were granted for employees** so they could begin or continue their college education, thus promoting their professional development.

At CompartamosBanco we have a Code of Ethics and Conduct, that is a tool that helps us live consistently with our Philosophy. In order to comply with its central objective, new employees are certified, and likewise, all employees are annually certified to renew and intensify this commitment.

In 2007, CompartamosBanco contributed to the development of communities by creating **1,074 new jobs** in the states where we operate.

Focused in providing quality services by promoting innovation and creativity in each of our employees as agents of change, at CompartamosBanco we encourage the participation of each one, and recognize the achievements of their work teams, which in turn generates a positive working environment.


4,277
employees

"Work that transcends"

Horacio D´argence
Leadership deputy officer

Horacio joined Compartamos in March 2004, as manager in San Martín Tezmelucan, Puebla. He's been the regional manager of the "Frontera Sur" region, Sales deputy officer and is currently the Leadership deputy officer.

"Compartamos has become my lifestyle; I can't see myself somewhere else-Horacio D'argence points out. Although you inherit values and you study them at school, what often happens as a young college graduate is that you get to the professional, business world and you hit a wall in that respect. You realize that everything you dreamed of, that in a country like ours there are companies where people draw their claws, reject their values and begin a merciless battle to survive. In Compartamos it's different, of course you have to show results, contribute to the team, the company, but all your effort will translate in to work that transcends."


ACTAS



Santos Chan
Playa del Carmen's Branch Manager

Santos joined Compartamos 10 years ago. He's been a loan officer, a Trainer and an Internal Instructor for the southeast region of the country. He is currently the Branch Manager at Playa del Carmen, Quintana Roo.

"What I oversee everyday with my people -Santos Chan says- is that everyone does their work responsibly, with commitment and enthusiasm, overcoming apathy, envy, indifference and obstacles; that problems make us become better persons and better professionists."

"At Compartamos -Santos adds- I've learned theses thoughts:
- Give until it hurts.
- Life is though, but it teaches.
- Do things with enthusiasm and passion.
- Be worthy of your position.
- Treat others as they want to be treated.
- We become the size of the things we love.
- Never demand what you are not willing to give."

"Make your job with responsibility, commitment and enthusiasm... be better persons and better professionists"

"Compartamos has given me the chance to grow"

Jaime Barbet
Deputy Officer of Service to Offices

Jaime has been in Compartamos for almost 5 years. He joined in September 2003 as Expansion Coordinator. After, he became Openings Manager and recently was promoted to Deputy Officer of Service to Offices.

"I don't see myself working someplace else -Jaime Barbet comments- today I live my life in Compartamos. My family, my girlfriend lives Compartamos with me... We're all hanging from the same branch. This organization has given me the chance to grow, and I have been able to contribute what I know as a professional. I believe we have done things in a way that provides good foundations for the company to grow and today it means my family, my friends, my coworkers and practically everything to me."





Ninithzen Ilizaliturri
Compensations Manager

"I began to work at Compartamos in 2005 as Service Office Manager in Monterrey. Then I was offered the opportunity to open the office in Guaymas where I had to work really hard since very few people knew about Compartamos; it was a great challenge. This experience taught me a lot as a person, to see the needs that exist in our country, to try to be aware of the needs of other people at all times, and to see that by offering financial services to others we not only contribute to the economic development of our clients and their families, we also help them change their lives. I was Office Manager in Toluca and now I have the opportunity to develop as Compensations Manager, where I have a lot to learn. One advantage that I have is that I am familiar with the field so I can offer employees better tools so they can do their job better each day and thus benefit their personal and familiar development."

"I would not change a thing, I am very happy and complete in all aspects of my life. Compartamos has helped me to do things as well as I possibly can. These are values we learn at home, but Compartamos has helped me to continue living these values, to be an agent of change".

With the desire of building better societies, several voluntary activities involving CompartamosBanco employees and their families were undertaken, such as: **Teleton fundraising ($340,638.46 pesos were raised)**, toy collection for orphans, reforestation, delivery of provisions to senior citizens, landscape improvement in several communities, medical prevention campaign and training on business culture and enterprising spirit topics.

We trained more than 62 thousand customers in Financial Education and other subjects during recognition events and through our bi-monthly magazines with articles intended for all our customers and employees.



We donated $5.2 million pesos to different non-profit organizations that work in education and economic development, among them.

Bécalos - A joint program of the Mexican Bank's Association and the Televisa Foundation, in partnership with several public and private education institutions, to financially sponsor, in different forms, the educational community to contribute to educational development in Mexico and that seeks to diminish mid-level and high-level dropouts in popular segments. Through the trust **40,108 scholarships were granted.**







Unete - Organization that seeks equality of opportunities and rising the academic level of public elementary and high schools in our country by equipping multimedia classrooms. We equipped **8 classrooms, thus benefiting more than 3,200 students.**

Students In Free Enterprise (SIFE) - Global organization that seeks to promote the development of programs designed by college students to train and instruct low-income persons on free trade, in order to improve their quality of life, thus creating an economic impact.


manos
a la obra

Museo Interactivo de Economía (MIDE) - Alliance to promote visits linking economics, as part of everybody's daily lives, with other areas of culture.

Quiera - Foundation of the Mexican Bank's Association, which provides scholarships to children and young people in popular segments; **60 scholarships were granted.**



Thanks to all these actions and the firm commitment of our employees, customers and their families; we are making strides in Mexico.

People, our reason of being.

Microfinance specialists



Banco Compartamos, S.A., Institución de Banca Múltiple
Audited Financial Statements



Report of Statutory Auditor

Mexico City, February 21, 2008.

To the Stockholders of
Banco Compartamos, S.A.,
Institución de Banca Múltiple

In my capacity as Statutory Auditor and in compliance with article 166, of the Ley General de Sociedades Mercantiles (Corporate Law) and the by laws of Banco Compartamos, S.A., Institución de Banca Múltiple (the Bank) I render my opinion on the credibility, sufficiency and reasonability of the information the Board of Directors has submitted on the performance of the Bank and its financial statements for the year ended December 31, 2007.

I have attended the Stockholders' and Board of Directors' meetings I have been invited to and gathered from the directors and management as well as the independent auditors and other sources, the information about the operations, supporting documents and accounting entries that I considered necessary for my review. My review has been conducted in accordance with generally accepted auditing standards in Mexico applicable in the circumstances.

I have also assessed that the internal control system of the Bank is sufficient and reasonable, based on the related reports on its implementation and compliance prepared by the internal auditor and internal controller that were submitted to the Audit Committee, and the final conclusion expressed by the external auditors of the Bank.

As mentioned in Note 2 to the financial statements, the Bank is required to prepare and present its financial statements in accordance with the rules and accounting practices prescribed by the Mexican National Banking and Securities Commission.(CNBV, as its acronym in Spanish), applicable to multiple bank institutions. These rules and practices do not conform to Mexican Financial Reporting Standards, in the instances mentioned in this note.

In my opinion, the criteria and accounting and information policies used by the Bank and considered by management to prepare the information they submitted to the Stockholders' meeting are adequate and sufficient. As a result, the information submitted by management to this meeting, present in a reliable, reasonable and sufficient mode, the financial position of Banco Compartamos, S.A., Institución de Banca Múltiple as of December 31, 2007, the results of its operations, the changes in the stockholders' equity and the changes in its financial position for the year then ended, in conformity with the accounting criteria prescribed by the Commission.

C.P.C. Eduardo Argil Aguilar
Statutory Auditor

Report of Independent Auditors

Mexico City, February 21, 2008

To the Stockholders of
Banco Compartamos, S.A.,
Institución de Banca Múltiple

We have audited the balance sheets of Banco Compartamos, S.A., Institución de Banca Múltiple as of December 31, 2007 and 2006, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended in those dates. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and they are prepared in accordance with the accounting practices applicable to the Bank. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 to the financial statements, on May 17, 2006, the Bank received authorization from the Ministry of Finance to be established and operate as a multiple bank Institution. Therefore, as of June 1, 2006, that same authorization cancelled the permit for Financiera Compartamos S.A. de C.V. in order for it to operate as a Sofol.

As mentioned in Note 2 to the financial statements, the Bank is required to prepare and present its financial statements on the basis of accounting prescribed by the Mexican National Banking and Securities Commission (Commission), applicable to credit institutions. These rules do not conform to Mexican Financial Reporting Standards.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Compartamos, S.A., Institución de Banca Múltiple at December 31, 2007 and 2006, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the years then ended, in conformity with the accounting practices prescribed by the Commission.

PricewaterhouseCoopers, S.C.

C.P.C. Eduardo González Dávila Garay
Audit Partner

Balance Sheets

(Notes 1, 2 and 3)
Millions of Mexican pesos of December 31, 2007 purchasing power

	December 31,	
Assets	**2007**	**2006**
Cash and due from banks (Note 5)	$ 442	$ 109
Securities (Notes 6 and 7):		
Trading securities	460	104
	460	104
Performing loans (Note 8):		
Consumer	4,129	3,069
Total performing loans	4,129	3,069
Non-performing loans (Note 8):		
Consumer	57	19
Total loan portfolio	4,186	3,088
Less:		
Allowance for loan losses (Note 8)	(167)	(124)
Loan portfolio - Net	4,019	2,964
Other accounts receivable - Net (Note 9)	22	15
Furniture and equipment - Net (Note 10)	145	111
Deferred income tax - Net (Note 15)	-	7
Other assets, deferred charges and intangibles - Net (Note 11)	15	18
Total assets	$ 5,103	$ 3,328

	December 31,	
Memorandum accounts	**2007**	**2006**
Other contingent obligations	$ 1	$ 1
Interest earned note collected arising from the loan portfolio	1	-
Amounts contracted in derivative instruments	-	73
Repurchase debtors (Note 7)	$ 460	$ 104
(Less) Securities to be delivered on repurchase operations (Note 7)	(460)	(104)
	$ 0	$ 0

Liabilities and Stockholders' Equity	December 31, 2007	2006
Liabilities		
Deposit on Credit		
Traditional Fund Entries		
Of the public in general	$ 1	
Money Market	2,607	
Notes payable		$ 520
	2,608	520
Interbank and other entities loans (Note 13):		
Short-term	-	528
Long-term	-	769
	-	1,297
Securities and derivatives instruments:		
Derivative financial instruments (Note 14)	1	5
	1	5
Other accounts payable:		
Income tax and employees' statutory profit-sharing	28	51
Other accounts payable	171	47
	199	98
Deferred income tax - Net (Note 15)	10	-
Total liabilities	2,818	1,920
Stockholders´equity (Note 16):		
Contributed Capital:		
Capital stock	487	487
	487	487
Earned capital:		
Capital reserves	100	36
Retained earnings	821	230
Result by estimate of instruments of cover of cash flow		
Net income for the year	877	655
	1,798	921
Total stockholders´equity	2,285	1,408
Total liabilities and stockholders´equity	$ 5,103	$ 3,328

The historical amount of capital stock at the date of these balance sheets is $428.

Capitalization index: (total capital/net/assets at risk) = 48.74% and (capital/net/assets at credit risk) = 52.97 %.

The above balance sheets were formulated in conformity with the Accounting Criteria issued for Banks by the National Banking and Securities Commission as per the provisions of articles 99, 101 and 102 of the Banks Law, applied on a consistent basis, thus reflecting the operations conducted by the Bank up to the above-mentioned dates, which were realized and valued in adherence with sound banking practices and the applicable legal and administrative provisions.

These balance sheets were prepared under the responsibility of the undersigned officers and were approved by the Board of Directors.

The accompanying nineteen notes are an integral part of these financial statements.

Ing. Carlos Labarthe Costas
CEO

Arq. Carlos Danel Cendoya
Co-CEO

Lic. Fernando Álvarez Toca
CFO

L.C. Rubén Domínguez Sánchez
General Internal Auditor

Statements of Income

Millions of Mexican pesos with purchasing power as of December 31, 2007

	Year ended December 31, 2007	2006
Interest income	$ 2,824	$ 2,112
Interest expense	(177)	(182)
Monetary loss - Net	(67)	(52)
Financial margin	2,580	1,878
Provision for loan losses (Note 8)	(70)	(48)
Financial margin after provision for loan losses	2,510	1,830
Commissions and fees collected	32	20
Commissions and fees paid	(73)	(48)
Brokerage revenue	(3)	1
Net operating revenue	2,466	1,803
Administrative and promotion expenses	(1,237)	(847)
Result of operations	1,229	956
Other income	48	30
Other expenses	(6)	(17)
Total income before income tax and employees' statutory profit-sharing	1,271	969
Income tax employees' statutory profit-sharing (Note 15)		
Current	378	301
Deferred	16	13
	394	314
Net income	$ 877	$ 655

The above statements of income were formulated in conformity with the Accounting Criteria issued for Banks by the National Banking and Securities Commission as per the provisions of articles 99, 101 and 102 of the Banks Law, applied on a consistent basis, thus reflecting the operations conducted by the Bank up to the above-mentioned dates, which were realized and valued in adherence with sound banking practices and the applicable legal and administrative provisions.

These statements of income were prepared under the responsibility of the undersigned officers and were approved by the Board of Directors.

The accompanying nineteen notes are an integral part of these financial statements.

Ing. Carlos Labarthe Costas	Arq. Carlos Danel Cendoya	Lic. Fernando Álvarez Toca	L.C. Rubén Domínguez Sánchez
CEO	Co-CEO	CFO	General Internal Auditor

Statements of Changes in Stockholders' equity

For the years ended December 31, 2007 and 2006 (Note 16)
Millions of Mexican pesos with purchasing power as of December 31, 2007

	Contributed Capital	Earned capital			
	Capital stock	Capital reserves	Retained earnings	Net income for the year	Total stockholders' equity
Balances as of January 1, 2006	$ 487	$ 17	$ 27	$ 394	$ 925
CHANGES RELATED TO STOCKHOLDERS' DECISIONS:					
Transfer of prior years income			394	(394)	-
Application to legal, reserve		19	(19)		-
Dividend payment			(172)		(172)
Total	-	19	203	(394)	(172)
CHANGES RELATED TO RECOGNITION OF COMPREHENSIVE INCOME:					
Net income				655	655
Balances as of December 31, 2006	487	36	230	655	1,408
CHANGES RELATED TO STOCKHOLDERS' DECISIONS:					
Transfer of prior years income			655	(655)	-
Application to legal reserve		64	(64)		-
Total	-	64	591	(655)	-
CHANGES RELATED TO RECOGNITION OF COMPREHENSIVE INCOME:					
Net income				877	877
Balances as of December 31, 2007	$ 487	$ 100	$ 821	$ 877	$ 2,285

The above statements of changes in stockholders' equity were formulated in conformity with the Accounting Criteria issued for Banks by the National Banking and Securities Commission as per the provisions of articles 99, 101 and 102 of the Banks Law, applied on a consistent basis, thus reflecting the operations conducted by the Bank up to the above-mentioned dates, which were realized and valued in adherence with sound banking practices and the applicable legal and administrative provisions.

These statements of changes in stockholders' equity were prepared under the responsibility of the undersigned officers and were approved by the Board of Directors.

The accompanying nineteen notes are an integral part of these financial statements.

Ing. Carlos Labarthe Costas
CEO

Arq. Carlos Danel Cendoya
Co-CEO

Lic. Fernando Álvarez Toca
CFO

L.C. Rubén Domínguez Sánchez
General Internal Auditor

Statements of Changes in Financial Position

Millions of Mexican pesos of purchasing power as of December 31, 2007

	December 31 2007	2006
Operating activities:		
Net income	$ 877	$ 655
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	70	48
Depreciation and amortization	36	34
Deferred income taxes	16	13
	999	750
Changes in operating assets and liabilities:		
(Increase) reduction in notes payable	2,087	(132)
Increase in loan portfolio	(1,124)	(1,000)
(Increase) decrease in trading securities	(356)	146
Decreased (increase) in securities and derivative transactions	(5)	5
Decreased (increase) in interbank and other entities loans	(1,298)	481
Increase (decrease) in other accounts receivable and other accounts payable and others - Net	100	28
Resources provided by operating activities	403	278
Financing activities:		
Dividend payment	-	(172)
Resource used in financing activities	-	(172)
Investing activities:		
Property, furniture and equipment - Net	(70)	(66)
Resources provided by investing activities	(70)	(66)
Increase (decrease) in cash and due from banks for the year	333	40
Cash and cash due from banks at the beginning of year	109	69
Cash and cash due from banks at the end of year	$ 442	$ 109

The above statements of changes in financial position were formulated in conformity with the Accounting Criteria issued for Banks by the National Banking and Securities Commission as per the provisions of articles 99, 101 and 102 of the Banks Law, applied on a consistent basis, thus reflecting the operations conducted by the Bank up to the above-mentioned dates, which were realized and valued in adherence with sound banking practices and the applicable legal and administrative provisions.

These statements of changes in financial position were prepared under the responsibility of the undersigned officers and were approved by the Board of Directors.

The accompanying nineteen notes are an integral part of these financial statements.

Ing. Carlos Labarthe Costas
CEO

Arq. Carlos Danel Cendoya
Co-CEO

Lic. Fernando Álvarez Toca
CFO

L.C. Rubén Domínguez Sánchez
General Internal Auditor

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2007, except exchange-rates, foreign currency, profit per share and the par value of shares)

Note 1 - Activities:

Incorporation and authorization -

Up to May 31, 2006, Banco Compartamos, S.A., Institución de Banca Múltiple (Bank) was organized and operated as a Special Purpose Financial Entity (Sofol, by its initials in Spanish) under the name of Financiera Compartamos, S.A. de C.V.; however, on May 17, 2006, the ruling was issued by the Ministry of Finance authorizing the organization and operation of a multiple banking institution. The Bank was incorporated and operates under Mexican Law. It was incorporated for an indefinite period and is regulated by the Law of Credit Institutions (LCI) and by Banco de México (Banxico) and by the provisions issued by the National Banking and Securities Commission (Commission) as the inspection and surveillance or in for these entities. See Note 3.

Business purpose -

The Bank is mainly engaged in rendering banking and loan services in the terms of the Law, and may therefore engage in bank services such as the acquisition, sale, holding, leasing and the general use and administration of the rights, goods and real property necessary to achieve its objectives.

At December 31, 2007, the Bank has resources arising from savings held in time savings accounts. Those deposits were first received in September 2007, as well as time deposits. Future strategy is to offer products such as on demand savings accounts, directed to the market segment which it currently attends.

Operating guidelines -

The principal regulatory factors require the Bank to maintain a minimum capitalization index in relation to the market and credit risk of its operations, compliance with certain deposits, acceptance limits, obligations and other types of funding that can be denominated in foreign currency, and establish minimum limits for paid-in capital and capital reserves.

On September 29, 2006, the Commission issued the General Provisions for Credit Banks known as "Sole Circular for Credit Institutions", published in the Official Gazette on December 2, 2006, the purpose of which is to compile and detail the current regulatory framework applicable to credit institutions, and supersedes the former regulations, with the exception of the provisions mentioned in that Sole Circular for Credit Institutions.

The activities carried out and the accounting criteria applied by the Bank as a Sofol up to May 31, 2006, are similar to those carried out and applied by a credit institution, and therefore no significant financial effect arose from the conversion to Bank.

Note 2 - Summary of significant accounting principles:

The accompanying financial statements were prepared in accordance to the accounting criteria established for credit institutions issued by the Commission, which criteria differ from Mexican Financial Reporting Standards (NIF, due to its initials in Spanish), mainly with respect to the presentation of certain items of the financial statements, including those mentioned in subparagraphs d. and g. below.

The Commission is empowered, as the banking regulators, to review the Bank's financial information and request modifications to such information.

In the absence of a specific criterion of the Commission, the following must be applied (in that order): Mexican NIF issued by the Mexican Council for the Research and Development of Financial Reporting Standards (CINIF); International Accounting Standards issued by the International Accounting Standards Board (IASB) and Accounting Principles Generally Accepted in the US (USGAAP) issued by the Financial Accounting Standards Board. See Note 3.

The accompanying financial statements have been translated from Spanish to English only for the convenience of readers.

The accompanying financial statements and the notes there, were authorized by the Board of Directors for issuance on February 21, 2008.

Below is a summary of the most important accounting criteria, including the items, methods and criteria pertaining to the recognition of the effects of inflation in financial information.

a. **Recognition of the effects of inflation in the financial information** - The Bank restates its financial statements to Mexican pesos of purchasing power as of the date of the last balance sheet presented. The financial statements for the preceding years have been restated at the same purchasing power as of the date of the last balance sheet presented and therefore, amounts differ from those originally reported in the prior.

   Consequently, the financial statement amounts are comparable with each other and with those of the preceding years, since all are presented in constant pesos.

   The following procedures were applied in order to recognize the effects of inflation in terms of purchasing power as of the date of the last balance sheet presented:

- In the balance sheet:
  Furniture and equipment are restated by applying a factor derived from the value of the Investment Unit (UDI) from the date of acquisition to the last balance sheet presented.

  Stockholders' equity and other non monetary items are restated as per an UDI factor from the date on which contributions were made or profits were earned.

- In the statement of income:
  Revenues and expenses affecting or arising from a monetary item (cash and due from banks, trading securities, accounts receivable and liabilities, among others), as well as those arising from current operations, are restated from the month in which they occur to the last balance sheet presented, using UDI factors.

  Costs and expenses arising from non-monetary items are restated in the month in which they occur to the last balance sheet presented, based on restatement of the non monetary asset being consumed or sold.

  The result on monetary position, which represents the erosion of purchasing power of monetary items and the inflationary gain or loss, is calculated by applying the inflation factor derived from the value of the UDI to the average monthly balance of assets or liabilities.

- In the other statements:
  The statement of changes in stockholders' equity and the statement of changes in financial position present variations or changes in constant pesos, starting on the financial position at the last balance sheet presented of the previous period, restated to constant pesos at the last balance sheet presented.

b. **Cash and due from banks** - Are recorded at nominal value. Foreign currency cash and due from banks, as well as the purchase and sale commitments, are valued at the exchange rate published by Banxico at the end of the year.

   That caption also includes short-term interbank loans (call money) not exceeding three days.

c. **Investment in securities** - These include investments in government securities, bank securities and fixed and floating rate investments. Investments are classified as either trading securities, available for sale securities or held to maturity, depending on management's intent at the time of the purchase.

These securities are initially recorded at acquisition cost plus the related yields determined by the imputed interest or straight-line methods, accordingly, and are subsequently valued as described in the following paragraphs, on the basis of their value calculated by experts authorized by the Commission whom are, denominated as "price vendors".

Interest is recognized in the income statement as incurred.

Trading securities represent debt owned by the Bank, from which it intends to obtain profits by participating in the market. They are valued at fair value, based on the market prices provided by the price vendor. The fair value is the amount at which a financial instrument can be traded between interested and willing parties, in an arms-length transaction. Valuation adjustments are recognized in the income statement in the period incurred.

d. **Repurchase agreements** - These represent the temporary purchase or sale of certain financial instruments in exchange for an established premium with the obligation of resell or repurchase such securities in the future. Those agreement operations recognize the premium on the agreed price, which is recorded in the income statement as earned and is realized upon maturity. In order to recognize the result of valuation of asset and liability positions of repurchase operations, securities to be delivered or received are valued at fair value. The premium is recorded on the basis of the present value of the price upon maturity of the transaction, and affects the asset and liability portion, respectively, as well as income for the year. The present value of the price at maturity is arrived at by applying the interest rate to the price, determined considering the reasonable value of securities of the same type as those involved in the repurchase agreement, whose term is equivalent to the remaining portion of the same operation.

The NIF recognizes repurchase and a resale agreement operation based on the substance of the transaction and requires recognition of the agreed-upon premium on a straight-line basis.

Debtor balances on repurchase operations and creditor balances on repurchase operations, offset against each other, represent market value of appreciation (or loss in value) of the securities involved in the repurchasing operation over the present value of the price at maturity when the Bank acts as the borrower or the lender, respectively. See Note 7.

e. **Swaps** represent bilateral obligations to exchange a series of flows for a specific period on preestablished dates, which can be settled in kind or in cash, as agreed by the parties. Swaps are recorded as an asset or liability pertaining to the right to the obligation arising from the contract and are valued at fair value of expected future flows, projected on the basis of implicit future rates discounted at the interest rates in effect in the market on the date of valuation, reflecting the net value of the swap in the balance sheet. The effects of valuation corresponding to that instrument, classified for coverage purposes, are recorded in the statement of income under the same caption used to record the result of valuation of the primary position.

Futures contracts are used to reduce exposure of the Bank to exchange risks assumed as a result loans payable in foreign currency. The balance of these transactions entered into for trading purposes represent the difference between the fair value of the contract and the established "forward" price. Asset and liability positions are individually offset; a resulting debit balance is presented as an asset under the "Derivative financial instruments" heading, while a credit balance is presented as a liability under the same heading. Net valuation is recorded under other expenses and net valuation is recorded under results of intermediation. See Notes 13 and 14.

f. **Loan portfolio** - This represents balance of amounts effectively granted to borrowers, plus uncollected accrued interest less prepaid interest received. The loan portfolio balance is presented net of the allowance for loan losses. Loans are granted based on an analysis of the financial position of the borrower, the economic feasibility of investment projects and other general characteristics established by the LCI and the Bank's internal manuals and internal policies.

Loans are controlled by means of periodic visits to the client by Bank personnel, and by daily monitoring (through the system) of payments made, soul that the personnel in question can follow-up on late payments.

Loans are a recovered weekly, every two weeks or monthly, when clients make loan payments in the form of deposits in accounts contracted by the Bank at other multiple banking institutions exclusively for that purpose.

Evaluation and follow-up on the credit risk of each client is handled on the basis of their credit history with the Bank, and of consultations of clients' credit ratings at credit bureaus.

The Banks policy for avoiding risk concentration is based principally on setting maximum limits on loans.

The loan portfolio is considered to be overdue in the amount of overall unpaid loan balances when the debts consist of loans to be paid in installments of principal and interest and are 90 or more calendar days overdue.

Interest is recorded as income when earned. However, this is no longer done when loans are transferred to the overdue portfolio, rather interest earned is controlled in memorandum accounts and is recorded as income when collected.

As concerns regular interest earned but not collected on loans transferred to the overdue portfolio, an estimation is created for an amount equivalent to overall interest on the date of the transfer.

Commissions on late payment of loans are recorded as income when the delay occurs.

At December 31, 2007 and 2006, the Bank has only a short-term loan portfolio.

g. **Allowance for loan losses** - The general provisions issued by the Commission applicable to the methodology for classification of the loan portfolio of credit institutions rate each borrower on the basis of its risks (country, financial and industry risk), payment background and value of guarantees, in order to estimate probable losses and determine the percentage of loan loss reserves required. However, those provisions allow the rating and creation of loan loss reserves on the basis of internal methodologies previously authorized by the Commission. Adoption of these provisions did not require recording of preventive reserves in addition to those already recorded, in view of the fact that the Commission recognized the internal methodology of the Bank to be applied from 2006 to 2008, which is described in the following page and in the Note 8.

According to the policies of the Bank, the loan loss reserve must not be less than the greater of 4% of the gross portfolio and the rating as per the Commission rules.

According to the NIF, the estimation for doubtful accounts must be based on an analysis and evaluation of actual recovery possibilities.

h. **Other accounts receivable** - Represent amounts owed to the Bank but not included in the loan portfolio.

i. **Property, plant and equipment** - These are recorded at acquisition cost, which is restated as per the restatement criteria mentioned in point a. of this note.

Depreciation is calculated using the straight-line method, based on depreciation and amortization rates, on both acquisition cost and restatement increases. In the period ended December 31, 2007, the charge to income for depreciation was $36 ($34 in 2006).

j. **Income tax** - Is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities.

The net effect of all the items involved is shown in the balance sheet under deferred tax.

k. **Other assets** - These are recorded in the balance sheet, they are identifiable, and generate future economic benefits that are controlled by the Bank. In applicable cases, and amortization is calculated by the straight-line method the basis of the respective amortization rates.

l. **Liabilities** arising from notes payable include resources pertaining to promissory notes issued which are recorded at placement cost, plus interest earned, determined by the straight-line method for days elapsed at the close of each month, which is charged to income for the period as earned.

m. **Interbank and other entities loans** - Refer to credit lines and other loans obtained from banks. They are recorded at the contractual value of the liability. Interests are recognized in earnings as incurred, determined by the straight-line method for days elapsed at the close of each month, which is charged to income for the period as earned.

n. **Estimations** - The accounting policies followed by the Bank are in line with the accounting criteria established by the Commission, which require management to make certain estimations and use certain assumptions to determine the value of some of the items included in the financial statements. They also require management to make certain disclosures. However, when they differ from the actual effect, management considers those estimations and assumptions to be adequate in the circumstances.

o. **Labor obligations** - Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as existing obligations for remuneration upon termination of employment for reasons other than restructuring, to which the employees do not contribute, are recorded as cost for the years in which the respective services are rendered, based on actuarial studies using the projected unit credit method.

At December 31, 2007 and 2006, the net projected liability corresponding to seniority premiums was $2.30 and $1.55, and the figures for remuneration upon termination of employment for reasons other than restructuring were $6.43 and $4.20, respectively. The net cost for the period for seniority premiums during the years ended on December 31, 2007 and 2006 was $1.10 and $0.61, and the figures for remuneration upon termination of employment for reasons other than restructuring were $3.80 and $2.68, respectively, which were recorded in income for the year.

p. **Interest income** - This caption includes interest earned on investments in securities, premiums earned on repurchase operations and the loan portfolio, among others.

q. **Interest expense** - This caption includes interest earned on financing received to fund the operations of the Bank and interest earned on unsecured notes issued.

r. **Comprehensive income** - This represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the statements of income, in accordance with the accounting practices followed by the Bank. Other comprehensive income item consists of the result of non-monetary assets. It is restated on the basis UDI factors. At December 31, 2007and 2006, the net profit is the same as comprehensive income.

s. **Earnings per share** - This represents the result of dividing the profit for the period by the weighted average number of current shares. For the periods ended on December 31, 2007 and 2006, the profit per share is $2.05 and $1.053, respectively.

The profit per share for the year ended on December 31, 2006, determined on the basis of the number of current shares at that date, was $18.39. However, the share split agreed in 2007 was considered in order to show a comparison of the profit per share in 2007 and 2006. See Note 16.

t. **Foreign currency transactions** - Are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate published by Banxico in effect at the balance sheet date. Exchange fluctuations are recorded in the results of operations.

Note 3 - New accounting pronouncements:

On February 1, 2008, certain amendments to the General Securities and Credit Operations Law were published. Based on the analysis of those amendments, management does not consider that significant effects will arise on the Company's operations and consequently, on its financial position.

During the last quarter of 2007, the Mexican Financial Reporting Standards Board issued a series of financial reporting standards and Interpretations thereof (INIF, from Spanish), in effect as from January 1, 2008. It is estimated that these NIF and INIF will not have a significant effect on the Bank financial information.

NIF B-2 Cash flows statement: This NIF provides the provisions for the presentation, structure and preparation of the cash flows statements to be in accordance with the provisions of the NIF B-10. The NIF B-2 supersedes the Statement B-12 Statement of changes in the financial position, and also requires to show gross amount of collections and payments; in very specific cases, it is allowed to show net cash flows movements. It is also required to show how the cash balance is obtained.

NIF B-10 Effects of Inflation: This NIF sets forth the rules for recognition of the effects of inflation according to the country's inflationary environment; when inflation equals or exceeds an accumulated 26% for the three years prior. This NIF also incorporates, among others, the following changes: i) the option to use either the National Consumer Price Index (NCPI) or the value of investments units ; ii) eliminates the use of the method for valuation for foreign origin assets, and iii) reclassification of the gain or loss from holding non-monetary assets and the initial gain or loss on monetary position to retained earnings or maintained in stockholders' equity, only as concerns those items from which they originated and which have not yet been recycled to the income statement.

NIF B-15 Translation of foreign currency: This NIF supersedes current Statement B-15 and establishes, among other, the elimination of the classification of foreign integrated operation and foreign entity. It also establishes the procedures to translate financial information from a foreign operation as: i) from the posted currency to the functional currency, and ii) from the functional currency to the posted currency. It also allows an entity to express its financial statements in a currency different from its functional currency.

NIF D-3 "Employee benefits": This NIF supersedes current Standard D-3. The most important changes are the reduction to a maximum of five years to amortize unamortized items, incorporation of the effects of salary growth in the calculation of definite benefit obligations (formerly known as projected benefit obligations) and the elimination of the accounting treatment of additional liabilities and their corresponding balancing entries as an intangible asset and, if applicable, separate stockholders' equity component. This standard incorporates employees' statutory profit sharing, both current and deferred, as per the method of assets and liabilities proposed by NIF D-4.

NIF D-4 "Income tax". This NIF requires to recognize assets tax as a tax credit and therefore, as a deferred income tax assets. The term of permanent difference is eliminated and it also requires to reclassify to the retained earnings the initial effects of the deferred income tax recorded in the equity, unless the timing difference which gave rise to them have not been realized.

INIF 6 "Option to chose the form of hedges": This INIF indicates that a derivative financial instrument may be considered as such since the date of its acquisition or in a subsequent date, only if it fulfills with the new requirements established in the paragraph 51 a) from the Statement C-10.

INIF 7 "Accounting treatment of the comprehensive income or loss derived from a cash flows hedge over a projected transaction of purchasing a non financial asset": This INIF amends the following paragraphs of the Statement C-10:

Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non financial asset can be capitalized in the cost of the non financial asset, whose price is fixed by the hedge.

Paragraph 106, to indicate that in the case of all cash flows hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year, must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.

Paragraph 110, to indicate that in the case of the cash flows hedges effects, their accumulated gain or loss, which had been recognized in the equity as a part of the comprehensive income or loss, must be recognized as indicated in the paragraph 105, since they are non financial assets.

Note 4 - Foreign currency position:

Banxico regulations establish the following standards and ceilings for operations in foreign currencies carried out by Banks:

1. The (short or long) position in US dollars (Dlls) must not exceed a maximum of 15% of the Bank's net capital.

2. Liabilities in foreign currency must not exceed 1.83 times the Bank's basic capital.

3. The foreign currency operations investment regulations make it necessary to hold a minimum amount of liquid assets, in accordance with a calculation mechanism established by Banxico, based on the maturity of operations in foreign currency.

As of December 31 2007 and 2006, there are assets and liabilities in dollars valued at the rate of exchange issued by Banxico amounting to $10.9157 and $10.8116 pesos per dollar, respectively, as follows:

	US Dollars			
		2007 .		2006
Assets	Dlls.	17,894	Dlls.	761,707
Liabilities		-		(8,588,300)
Short position in dollars	Dlls.	17,894	(Dlls.	7,826,593)

As of December 31, 2006, the Bank has signed foreign currency futures agreements to offset the exchange fluctuation risk. See Note 14.

At February 21, 2008, date of issuance of the audited financial statements, the rate of exchange was $10.7939 per dollar.

Note 5 - Cash and due from banks:

This item is composed as follows:

	December 31,	
	2007	2006
Cash	$ -	$ -
Banxico	-	-
Mexican banks	141	101
Foreign banks *	-	7
Other cash equivalents:		
Restricted availabilities	1	1
Interbank loans	300	-
	$ 442	$ 109

* Foreign banks are comprised of restricted deposits, which consist of liquid resources put up as collateral for futures operations.

Call money interbank loans at December 31, 2007, are documented and are broken down as follows:

Counterparty	Beginning date	Expiration date	Rate	Amount
Santander	31-Dec-07	2-Jan-08	7.48%	$300

At December 31, 2006, the Bank had no call money interbank loan operations.

At December 31, 2007 and 2006, the Bank has no precious metals, coins or position in bills and coins. Therefore, the cash and cash equivalents caption included in the statement of changes in financial position consists only of cash equivalents.

Note 6 - Securities:

Cash surpluses resulting from Bank operations are invested in debt instruments for a maximum term of four days, and the best available rate is always arranged with the counterparties involved.

Trading securities

As of December 31, 2007 and 2006, the average rates of investments were 7.07%. Additionally, for the year is ended on December 31, 2007 and 2006, interest income on investments in securities to be negotiated amounted to $3, and the terms for which financial instruments were invested are shown below:

	Less than a month	From one to three months	More than three months	Total
December 31, 2007				
Treasury certificates (CETES)*	$ 460	$ -	$ -	$ 460
December 31, 2006				
LD Bondes D	$ 104	$ -	$ -	$ 104

* Treasury certificates, correspond to investments held at Banco HSBC, S.A.

Investments in securities are subject to a number of risks directly related to the market in which they are operated, such as the interest rate associated to the term, the exchange rates and the risks inherent in credit and market liquidity.

Note 7 - Debtors and creditor balances under repurchase agreements:

As of December 31, 2007 these are comprised as follows:

	Number of securities	Asset part	Liability part	Compensation of operations	Net figure
Purchases:					
CETES	46,670,894	$ 460	$ 460	$ -	$ -

As of December 31, 2006 these are comprised as follows:

	Number of securities	Asset part	Liability part	Compensation of operations	Net figure
Purchases:					
LD Bondes D	1,003,255	$ 104	$ 104	$ -	$ -

At December 31, 2007, the average term for a repurchase operations is one day; repurchase premiums are $16 and amounted to $14 at December 31, 2006.

	Liability part Value of Securties to be delivered	Asset part Repurchase debtors	Difference
December 31, 2007:			
CETES	$ 460	$ 460	$ -
December 31, 2006:			
LD Bondes	$ 104	$ 104	$ -

Note 8 - Loan portfolio:

The loan portfolio is composed principally of fixed rate loans for a term of four months with a fixed rate and joint guarantee. Capital and interest is paid weekly.

As of December 31, 2007 and 2006, performing loans and non-performing loans are composed as follows:

	2007		
	Principal	Accrued interest	Total
Performing loans:			
Consumer	$ 4,066	$ 63	$ 4,129
Non-performing loans:			
Consumer	55	2	57
Total loan portfolio	$ 4,121	$ 65	$ 4,186

	2006		
	Capital	Accrued interest	Total portfolio
Performing loans:			
Consumer	$ 3,022	$ 47	$ 3,069
Non-performing loans:			
Consumer	18	1	19
Total loan portfolio	$ 3,040	$ 48	$ 3,088

Income from interest and commissions segmented by type of loan are composed as follows:

	2007	2006
Interest income		
Consumer loans	$ 2,747	$ 2,095
Commission income		
Consumer loans	$ 31	$ 20

The distribution of the loan portfolio by geographical region is as follows:

	December 31,			
	2007		2006	
State:	**Current**	**Overdue**	**Current**	**Overdue**
Aguascalientes	$ 11	$ 1	$ 4	$ -
Campeche	42	1	24	-
Chiapas	439	4	367	1
Chihuahua	11	-	4	-
Coahuila	139	3	119	1
Colima	1	-	-	-
Distrito Federal	80	6	45	3
Durango	60	-	38	-
Estado de México	352	10	269	5
Guanajuato	22	1	6	-
Guerrero	218	1	172	1
Hidalgo	60	2	29	-
Jalisco	30	-	4	-
Michoacán	162	1	129	-
Morelos	99	1	79	-
Nayarit	7	-	1	-
Nuevo León	185	3	131	2
Oaxaca	278	2	237	1
Puebla	387	3	318	1
Querétaro	26	1	16	-
Quintana Roo	91	1	71	-
San Luis Potosí	64	1	33	-
Sinaloa	19	-	5	-
Sonora	33	-	7	-
Tabasco	197	4	142	1
Tamaulipas	106	1	48	-
Tlaxcala	146	1	130	-
Veracruz	673	6	481	2
Yucatán	117	1	108	-
Zacatecas	11	-	5	-
Total capital stock	4,066	55	3,022	18
Interest earned	63	2	47	1
Overall portfolio	$ 4,129	$ 57	$ 3,069	$ 19

As of December 31, 2007 and 2006 loans made, segmented by economic sector, are as follows:

Economic activity	2007 Amount	2007 %	2006 Amount	2006 %
Commerce	$ 3,874	92	$ 2,656	86
Construction	1		1	-
Professional services	33	1	48	2
Agriculture	11		16	-
Cattle raising	22	1	30	1
Manufacturing	4		6	-
Other	241	6	331	11
Total	$ 4,186	100	$ 3,088	100

As of December 31, 2007 and 2006, no loans have been granted to related parties.

As of December 31, 2007 and 2006, ageing of the overall loan portfolio is as follows:

	December 31, 2007 (days old)			
Type of portfolio	1 - 90	91 - 180	181 and up	Total
Consumer	$ 4,129	$ 37	$ 20	$ 4,186

	December 31, 2006 (days old)			
Type of portfolio	1 - 90	91 - 180	181 and up	Total
Consumer	$ 3,069	$ 12	$ 7	$ 3,088

The granting, control and recovery of loans is regulated in the Bank's Loan Manual, which is authorized by the Board of Directors. That manual establishes the framework for the steps to be followed by officers involved in the loan process and is based on the provisions of the Law of Banks, the estimated loan loss reserve established by the Commission and bank testing practices.

The authorization of loans as the responsibility of the Board of Directors is centralized around committees and officers empowered to authorize loans.

As concerns loan management, the general process is defined from the promotion to recovery of the loan, and the policies, procedures and responsibilities of the officers involved and the tools to be used in each stage of the process are specified by business unit.

The loan process is based on an in-depth analysis of loan applications in order to determine the overall risk of the borrower.

Allowance for loan loss reserve

At December 31, 2007 and 2006 the rating of the overall portfolio and the provisions created are as follows:

December 31, 2007				
	Rated loan portfolio		Required provision	
Risk	%	Amount	%	Amount
[A]	91	$ 3,820	18	$ 19
[B]	6	258	10	11
[C]	1	44	17	17
[D]	1	26	18	19
[E]	1	38	37	39
	100	4,186	100	105
Excepted	-			
Loan portfolio	100	$ 4,186		
Additional allowance reserve for own methodology				62
Allowance for loan reserves recorded				$ 167

December 31, 2006				
	Rated loan portfolio		Required provision	
Risk	%	Amount	%	Amount
[A]	91	$ 2,812	31	$ 15
[B]	8	239	17	8
[C]	1	16	11	5
[D]	-	8	13	6
[E]	-	13	28	14
	100	3,088	100	48
Excepted	-			
Loan portfolio	100	$ 3,088		
Additional allowance reserve for own methodology				76
Allowance for loan loss reserve recorded				$ 124

Changes in the allowance for the coverage of credit risks in the 2007 and 2006 were as follows:

	2007	2006
Balance at the beginning of the period	$ 124	$ 95
Less:		
Effect of restatement at the beginning of the period	5	4
Nominal balance at the beginning of the period	119	91
Plus:		
Increase in the preventive reserve for credit risks	70	48
Less:		
Effect of restating income	2	-
Estimation of commissions	2	-
Application of reserves	18	15
Preventive reserve for credit risks	$ 167	$ 124

Overdue portfolio movements in the 2007 and 2006 annual periods are shown as follows:

	2007	2006
Balance at the beginning of the period	$ 19	$ 9
Less:		
Effect of restatement at the beginning of the period	1	-
Nominal balance at the beginning of the period	18	9
Plus:		
Portfolio transfers	93	38
Plus:		
Write off portfolio applications	13	8
Collections	41	20
Overdue portfolio at the end of the period	$ 57	$ 19

Note 9 - Other accounts receivable:

At December 31, 2007 and 2006, this caption includes $4 and $1, respectively, of estimation for doubtful accounts for items other than the loan portfolio.

Note 10 - Property and equipment:

As of December 31, 2007 and 2006, this caption is comprised as follows:

	2007			2006	
	Acquisition cost	Restatement	Total	Total	Depreciation rate
Destined for the Bank's own use					
Computer equipment	$ 108	$ 7	$ 115	$ 76	30
Office furniture and equipment	47	5	52	38	10
Transportation equipment	28	1	29	21	25
Leasehold improvements	45	6	51	47	*
	228	19	247	182	
Less -					
Accumulated depreciation	(90)	(12)	(102)	(71)	
	$ 138	$ 7	$ 145	$ 111	

* The amortization rate for installation expenses is based on the term of the lease agreement for each building.

Note 11 - Other assets, deferred charges and intangibles:

As of December 31, 2007 and 2006, this caption is comprised as follows:

	2007	2006
Guarantee deposits [1]	$ 12	$ 7
Insurance [2]	4	3
Issuance of debt certificates [3]	-	14
Other intangibles	1	1
	17	25
Accumulated amortization	(2)	(7)
	$ 15	$ 18

[1] Not amortizable, subject to recovery upon expiration of each leasing agreement for the respective service office.

[2] Insurance is amortized at the rate of 8.33% a month. The amount charged to income in the 2007 and 2006 periods was $7 and $6, respectively.

[3] Certificate-issuance expenses are amortized on the basis of the lifetime of the principal. Based on prepayment of certificates, the unamortized balance was recorded in income. At December 31, 2007 and 2006, $11 and $5, respectively, were recorded in income.

Note 12 - Debenture liabilities and traditional fund entries:

Traditional fund entries include time deposits and financing arising from debt instruments. At December 31, 2007, the interest rate on time deposits was 3% and the rate for certificates of deposit (CEDES) was determined as the Interbank compensation rate (TIIE) plus an average of 1%.

Time deposits

At December 31, 2007, the Bank had fund entries from time deposits made by the general public and the money market as shown below:

General public	$	1 (1)
Money market (CEDES)		2,607 (2)
Total	$	2,608

(1) Maturing in August 2008.
(2) Of that amount, $530 matures over the long-term, of which $200 matures in February 2009 and $330 in November 2010. The remainder matures in 2008.

At December 31, 2006, the following debt certificates had been issued:

	Amount of issue	Maturing	Interest rates		Amount
	* 190	July 2009	TIIE 28 days + 1.5 pts.	$	197
	* 310	September 2010	TIIE 28 days + 1.17 pts.		322
					519
Interest payable					1
Total debenture liabilities				$	520

Debt instruments issued were covered by a partial payment International Finance Corporation (IFC) guarantee. The guarantee for payment of the principal and interest is up to the equivalent of the lesser of: i) 34% of the unpaid principal of the issue, and ii) 34% of the principal amount of the issue less total amounts disbursed by the IFC and converted to pesos under the guarantee or the line of credit for which the guarantee was granted, and with respect to which the common representative has received no notification of a demand for payment of amounts disbursed by the IFC. The cost of that guarantee is 2.5% of the amount covered.

At holders meetings held on September 10, 2007 attended by holders of debt certificates with code numbers COMPART04 and COMPART05 (announced in a public summons), the holders authorized the Bank to make a full prepayment of both issues on September 21, 2007. The advance cancellation of those debt certificates amounted to $493 and the charge to income for that operation was $13.

Note 13 - Interbank loans and loans from other organisms:

At December 31, 2007, the Bank had no loans payable, because all bank liabilities were prepaid during the period. The additional cost of prepayment of those liabilities was $2, and is included under Interest expense in the statement of income. In 2006, the Bank contracted the following loans:

Institution	Expiration	Amount
Local Currency		
HSBC Mexico	Jan-07	$ 311
BBVA Bancomer	Oct-07	156
Interacciones	Jan-07	52
Subtotal local currency short-term		519
Interest payable		9
Short-term		528
Local currency		
CII	Jul-09	$ 228
Banamex	Aug-08	204
Dexia Micro-Credit Fund	Oct-08	156
Kfw, Frankfurt am Main	Dec-08	66
Credit Suisse Microfinance Fund Management	Oct-08	17
Banco Interamericano de Desarrollo	Mar-18	2
Subtotal local currency long - term		673
Dollars		
ICO	Jun-15	54
Corporación Andina de Fomento	Apr-09	42
Subtotal dollars long-term		96
Long-term		769
Total liabilities		$ 1,297

The average rates on loans at December 31, 2006 were 8.97% for local currency and 6.11% for US dollars.

At December 31, 2007 and 2006, the Bank has an unused line of credit from the shareholder IFC for $109, which was contracted on September 7, 2006.

As a result of the corporate Compartamos restructuring carried out in order to become a multiple banking institution rather than a special purpose financial entity as from due June 1, 2007, the following is prohibited in the terms of Article 106, points I, II and III of the Law:

I. Pledging property;

II. Pledging cash, credit rights, or portfolio instruments, unless involving operations with Banxico, with development bank institutions, with the Bank Savings Protection Institute or public trusts set up by the Federal Government for Economic Promotion, and

III. Pledging securities and other documents underwritten by the Bank, accepted or held in treasury.

At December 31, 2007, the Bank had no trust or pledge agreements for granting liquid guaranteed.

Note 14 - Derivative financial instruments:

At December 31, 2007, the Bank has operations with derivative products intended to cover CEDES in effect at that date (see Note 12) through swaps for the exchange of variable interest rates for fixed interest rates, which are composed as follows:

Notional amount	Expiration date	Variable rate	Fixed rate	Asset portion	Liability portion	Effect of valuation
$ 100.0	August 1, 2008	TIIE 28 days	9.40%	$ 5	$ 6	$ 1
33.5	January 15, 2008	TIIE 28 days	9.30%	-	-	-
33.5	March 14, 2008	TIIE 28 days	9.33%	1	1	-
Total amount				$ 6	$ 7	$ 1

At December 31, 2007, the effect of swaps contracted has been unfavorable, because rates payable exceeded variable rates, which means that the effect has not compensated movements in interest rates for the covered positions. The results of contracting derivative instruments for the purpose of mitigating the Bank's risks for the years ended on December 31, 2007 and 2006 were expenses of $3 and $5, respectively.

At December 31, 2006, the Bank had US dollar liabilities. Its policy is to mitigate the exchange rate risk by means of contracts for derivative instruments. Therefore the risk inherent in the operation of those instruments was compensated by foreign currency liabilities.

At December 31, 2007, the Bank has no current futures contracts. At December 31, 2006, the Bank had signed contracts with Man Financial Inc. and Refco Inc., for the sale of futures in Mexican pesos, which make it possible to reduce the exchange risk pertaining to the US dollar loans specified in Note 13.

At December 31, 2006, futures contracts were as follows:

	No. of contracts	Maturities	Volume per contract	Notional amount	Fair value	Effect on valuation*
December 31, 2006	166	December 31, 2006 and March 2007	$ 0.5	$ 86	$ 81	$ 5

* Shown under "Operations with derivative financial instruments" in the balance sheet.

The result of the purchase/sale of derivative financial instruments for the years ended on December 31, 2007 and 2006 was $3 and $0, respectively.

Note 15 - income tax, asset tax and flat tax:

Income tax and asset tax

The Bank is subject to income tax and asset tax. Income tax is calculated considering certain effects of inflation as taxable or deductible, such as depreciation calculated on values in constant pesos, which makes it possible to deduct current costs, and the effects of inflation on certain monetary assets and liabilities is included in taxable income or deducted by means of the inflationary adjustment, which is similar to the result on monetary position. The current income tax rate is 28% (29% in 2006) and is applied to the tax result.

Following is a reconciliation of the real and effective income tax rates:

	December 31, 2007	December 31, 2006
Income tax at the real rate (28% and 29%, respectively)	$ 356	$ 281
Plus (minus) the effective income tax on:		
Nontaxable effect on the restatement of the statement of income	(6)	(7)
Deductible annual inflation, adjustment	(1)	(16)
Nondeductible preventive reserve for a credit risks	(5)	13
Difference between book and tax depreciation	(1)	(4)
Other (deductible) non deductible- Net	(1)	4
Income tax incurred for the period	342	271
Effect of restatement on income	7	8
Historical income tax	349	279
Deferred income tax	16	13
Income tax provision (income)	$ 365	$ 292
Effective income tax rate	29%	30%

The principal differences on which deferred income tax was recorded were the provision for loan loss reserve and difference between the book and tax values of fixed assets, as follows:

	December 31,	
	2007	2006
Provision for loan loss reserves	($ 42)	$ 76
Fixed assets	(4)	(6)
Futures		1
Others	12	8
	(34)	79
Income tax rate	28%	28%
	(10)	22
Valuation allowance*	-	(15)
Deferred income tax	($ 10)	$ 7

* As of December 2006, the Bank estimates that certain temporary items will not be reversed, which is why this estimation was recorded.

The provisions for income tax and employee' statutory profit sharing incurred are analyzed as follows:

	December 31,	
	2007	2006
Income tax incurred	$ 349	$ 279
Employees' statutory profit sharing incurred	29	22
	$ 378	$ 301

Tax result
The principal items affecting determination of the tax result were those pertaining to the effects of inflation and tax depreciation, which are subject to different treatment for book and tax purposes. At December 31, 2007, the Bank estimated a tax profit of $1,220 (the tax profit declared for 2006 was $909).

Asset tax
The Bank is subject to payment of asset tax, which is calculated at the rate of 1.25% on the average of net assets not subject to intermediation, and is payable only in the amount by which asset tax exceeds income tax for the period. Any asset tax paid can be recovered against the amount by which income tax exceeds asset tax in the 10 periods immediately following. In 2007 and 2006, the Bank incurred asset tax of $2 and $2 respectively. As from January 1, 2008, this tax is repealed.

Employees' statutory profit sharing
The Bank is required to pay employees' statutory profit sharing as per the provisions of the Federal Labor Law. Employees' statutory profit sharing for 2007 is $25 and $22 was of 2006.

Flat tax

The new Flat Tax Law, published on October 1, 2007, went into effect on January 1, 2008. Flat tax is payable by individuals and business entities with a permanent establishment in Mexico.

Flat tax for the period is calculated by applying the rate of 17.5% (16.5% and 17% for 2008 and 2009, respectively) to a profit determined on a cash flow basis. Said profit is determined by reducing authorized deductions from overall income arising from taxable business activities. IETU debts are subtracted from the foregoing result, as established in the current legislation. On the basis of its tax and financial projections, the Bank estimates that in the future, it will be essentially paying income tax, and does not therefore expect flat tax to affect its financial position.

Note 16 - Stockholders' equity:

At March 30, 2007 general special stockholders' meeting, it was agreed to split the Bank's shares, exchanging 12 new shares for each previous share, without affecting the value of the capital stock.

After that split, the Bank's subscribed and paid-in capital stock was composed as follows, and continued unchanged at December 31, 2007:

Class	Series	Shares*	Description	Amount
I	"O"	427,836,876	Minimum fixed capital with no withdrawal rights	$ 428
			Restatement increase	59
			Capital stock as of December 31, 2007	$ 487

* Ordinary nominative shares with a par value of $1 and a book value of 1.14 each, respectively.

At April 26, 2007 General Ordinary and Special Stockholders' Meeting, the stockholders agreed to apply the profit for the year ended on December 31, 2006 to increase the legal reserve by $65 ($63 nominal pesos) and to allow the other $590 ($568 nominal pesos) to remain in results of prior years.

At the General Ordinary and Special Stockholders' Meeting held on January 16, 2006, the stockholders agreed to pay dividends of $170 ($160 nominal pesos) from the retained earnings account.

At the General Ordinary and Special Stockholders' Meeting held on April 17, 2006, the stockholders agreed to apply the profit for the year ended on December 31, 2005 to increase the legal reserve by $20 ($18 nominal pesos), and the remaining $375 ($346 nominal pesos) to retained earnings.

The net income for the year is subject to the legal provision requiring that at least 10% of the net income for each period be set aside to increase the legal reserve until it reaches the level of paid-in capital stock.

According to the Law, entities authorized to operate as multiple banking Institutions may pay no dividends in the first three periods, and must apply net income to their reserves.

At December 31, 2007 and 2006, earnings arising from the gain from valuation of financial and derivative instruments are considered to be unrealized, and are thus not subject to capitalization or distribution among the stockholders until realized in cash.

Dividends are free from income tax if paid from the Net Tax Profit Account (CUFIN). Any dividends exceeding the CUFIN are subject to 38.91% income tax. The tax incurred is payable by the Bank and may be credited against income tax for the period or for the immediately two following periods. Dividends payments are subject to no tax withholding.

In the event of a capital reduction, any excess of stockholders' equity over the balances of the capital contributions account is subject to the same tax treatment as dividends, as per the procedures established in the Income Tax Law.

The Ministry of Finance requires Banks to have a percentage of capitalization on assets at risk, which are calculated by applying certain percentages depending on assigned risk. At December 31, 2007, the Bank had complied with the percentage.

As of December 31, 2007, the Bank is in compliance with capitalization rules, which establish that net capital in relation to market and credit risks incurred in operations may not be less than the amount arrived at by adding capital requirements for both types of risk.

Capitalization index

The capitalization rules for financial Banks establish requirements concerning specific levels of net capital as a percentage of assets at risk (both market and credit risk). However, when calculating net capital, deferred tax accounts for a maximum of 10% of basic capital. At December 31, 2007, the Bank was in compliance with the percentage.

When calculating the capitalization index, weighted assets at risk are adjusted on the basis of the market and credit risk. Considering only the credit risk, the total capitalization index at December 2007, and 2006 was 48.70% and 42.3%, respectively. By including the market risk in the determination of assets weighted for risk, the total capitalization index of the Bank was 53%, and 40.01%, in both cases above regulatory requirements.

At December 31, 2007 and 2006, the net capital of the Bank is comprised as follows:

	2007	2006
Basic capital:		
Stockholders' equity	$ 2,284.8	$ 1,359.1
Deferred income tax and employees' statutory profit sharing	0.0	(6.5)
Organization expenses and other intangibles	(0.5)	(0.5)
Deferred assets computable as basic	0.0	6.5
Basic capital	2,284.3	1,358.6
Complementary capital [1]	19.1	13.5
Net capital	$ 2,303.4	$ 1,372.1

[1] The rules issued by Banxico consider this caption to include general portfolio reserves with a (A) risk level. See Note 8.

At December 31, 2007 and 2006 weighted positions exposed to market risk are as follows:

	Capital requirement	
Item	**2007**	**2006**
Market risk requirement	$ 30.2	$ 14.9

Weighted assets subject to credit risk at December 31, 2007 and 2006 are described below:

	Capital requirement	
Item	**2007**	**2006**
Credit risk requirement	$ 347.9	$ 259.4

The above mentioned figures were obtained from computation of capitalization at December 31, 2007, rated by Banxico.

The net capital position is evaluated on a monthly basis, which gives rise to the ratio of assets at risk to net capital, which is made known to the Risk Committee. Follow-up is provided on any variation in the sufficiency of capital.

Note 17 - Balances and transactions with related parties:

At December 31, 2007 and 2006, there are no accounts receivable or payable from or to related parties, and there is a $109 unused line of credit from IFC.

The main transactions carried out with related parties are shown below:

	Year ended December 31,	
	2007	2006
Accounts payable to stockholders:		
Commissions	$ 4	$ 4
Advisory Services	$ 1	$ -
Interest payable	$ -	$ 8

Note 18 - Information by segments:

Financial margin

For the years ended on December 31, 2007 and 2006, the financial margin is as follows:

Interest income:	**2007**	**2006**
Loan portfolio interest	$ 2,802	$ 2,095
Interest arising from investments in securities	3	2
Interest on cash equivalents	3	1
Interest of premiums on repurchase operations	16	14
	$ 2,824	$ 2,112

Interest expense:	**2007**	**2006**
Time deposits	$ 60	$ -
Interbank loans and loans from other organisms	117	182
	$ 177	$ 182

At December 31, 2007 and 2006, Dlls. 276,260 and Dlls.1,217,985 of foreign currency interest, respectively, are included.

Result on monetary position

Following is the average balance of the main monetary assets and liabilities used in determining this item:

	2007	2006
Assets:		
Cash equivalents	$ 151	$ 111
Investments in securities	259	340
Loan portfolio	3,302	2,288
Others	40	53
Total assets	3,752	2,792

	2007	2006
Liabilities:		
Loans	$ 1,051	$ 1,680
Fund entries	780	
Others	196	130
Total liabilities	2,027	1,810
Difference between assets and liabilities	$ 1,725	$ 982

The Bank has only loans classified as consumer loans, which means that they arise from interest earned on credit products offered, in addition to treasury operations such as interest arising from investments in securities and repurchase operations. Passive operations include time deposits, traditional fund entries and interbank loans and loans from other organisms, which give rise to interest expense.

The presentation of information by segment uses a different grouping from that used in the statement of income.

Following are the different interest and commission income and expenses used to analyze the financial information by segment:

	2007	2006
Loan portfolio interest	$ 2,802	$ 2,095
Interest arising from investments in securities	19	15
Interest on cash equivalents	3	1
Commissions received on credit operations	32	20
Total income	$ 2,856	$ 2,131
Interest payable on traditional fund entries	$ 60	$ -
Interest payable on interbank loans	117	182
Commissions and fees paid	73	48
Total	$ 250	$ 230

Note 19 - Risk management:

Comprehensive risk management

The Bank seeks to encourage the culture of risk management, by establishing the guidelines for identification, measurement, surveillance and control of different types of risks incurred during the course of operations.

The Bank goals of comprehensive risk management are:

a. All quantifiable risks must be measured with common methodologies and must be taken only on the basis of analytical decisions.
b. Risks must be diversified (on various levels, such as geography, sectors, terms and the size of loans, among others).
c. Risk-taking must be based on an expected return. The greater the risk taken, the greater the compensation demanded.
d. Risk taking must comply strictly with the limits, policies and procedures established internally by the Bank and externally by current regulations.
e. Risks must be supervised on a daily basis.
f. The Board of Directors must be kept informed of the risks to which the Bank is exposed.

The Board of Directors is responsible for approving the objectives, guidelines and policies for overall risk management. For that purpose, the Risk Committee was set up, which meets on a monthly basis.

The risks considered by the Bank are the market risk, the credit risk, the liquidity risk, and the operating risk, including legal.

Comprehensive management of discretional risks is based principally on the determination of the structure of global and specific limits, and on the application of risk methodologies authorized by the Board of Directors.

The market risk methodology is the value of risk (VaR) that refers to the maximum loss that could be incurred, with a determined probability and time horizon, under normal market conditions. That calculation is handled by the method of historical simulation with a 99% level of reliability and a one-day investment horizon.

In order to ensure that the market risk model is consistent with Mexican market, validity tests known as backtesting are carried out. Additionally, the calculation of the VaR is accompanied with sensitivity measurements and testing under extreme conditions.

The unaudited market and credit risk figures at December 31, 2007 are as follows:

Portfolio	Exposure	95% VaR	VaR/Exposure
Total position	$830.0	$0.1	0.01%

The methodology used to calculate expected and unexpected losses derived from the portfolio credit risk is a CreditRisk+ actuarial model that makes it possible to measure the risk of noncompliance with a loan portfolio without making assumptions concerning the causes leading to noncompliance. The level of reliability at which the unexpected loss is estimated is 95%. Concentration is measured by means of the percentage distribution of the portfolio:

Portfolio	Exposure	Unexpected loss at 95% (UL)	UL/Exposure
Consumer loans	$4,121.3	$57.2	1.39%

For the liquidity risk, the methodology adopted includes the structure and responsibilities for liquidity management, appropriate risk levels, the limits, profiles and calculation of liquidity gaps, as well as a contingency plan in the event of a liquidity crisis.

The Bank defines the settlement risk as the potential loss arising from the impossibility or difficulty of renewing liabilities or contracting others in normal conditions for the Bank due to the advance or forced sale of assets at unusual discounts in order to cover its obligations or because a position cannot be promptly sold, acquired or covered by establishing an equivalent contrary position, for which purpose, the Bank calculates the settlement VaR.

Lastly, for the operating risk, including the technological and legal risk, foreseeing an adverse event is of the utmost importance, and therefore prevention of unexpected losses. Risk management is handled by mapping adverse events in the operating processes and in the identification of losses arising from those events.

Ing. Carlos Labarthe Costas
CEO

Arq. Carlos Danel Cendoya
Co-CEO

Lic. Fernando Álvarez Toca
CFO

L.C. Rubén Domínguez Sánchez
General Internal Auditor

Stock
Information

Banco Compartamos, S.A., Institución de Banca Múltiple
Av. Insurgentes Sur 553, piso 1 de oficinas
Col. Escandón, C.P. 11800
Mexico, D.F.
www.compartamos.com

External Auditor:
PricewaterhouseCoopers, S.C.

Investor Relations

In Mexico / Compartamos
Maria Teresa Chavira Mendoza
+52 (55) 5276 6398
inverstor-relations@compartamos.com

United States / i-advize Corporate
María Barona / Kenia Vargas
(212) 406-3691
compartamos@i-advize.com

COMPART
Listing Date: April, 2007

Traded Volume
(in millions of shares)


2.500
2.000
1.500
1.000
0.500
-
2.332
0.523
0.669
2T07
3T07
4T07

Closing price at the end of each period
(in nominal pesos)


80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
67.49
59.17
47.34
2T07
3T07
4T07

This annual report was printed in Mohawk Options PC100 paper, made without elemental bleach and free of acid, that helps significantly with paper recycling.

The following savings are the result of using recycled fiber instead of virgin fiber in this project. We use 1,156 kg of paper- which means 100% of recycle post-consume.

25 trees preserved for the future

32.05 kg wasteborne waste not created

39,347 liter wastewater flow saved

522 kg solid waste not generated

1,027 kg net greenhouse gases prevented

Design: www.**xdesign**.com.mx

Compartamos *Banco*

Tu especialista en microfinanzas

We are a dynamic institution, always in search of growth opportunities, according to our clients needs.

That's why, after 17 years we renewed.

Our identity speaks about:
Mexico,
our traditions,
our people,
our clients,
their work,
and our community commitment.

Our colors represent who we are,
Compartamos*Banco*

www.compartamos.com

Compartamos Banco

COMPARTAMOS ANNOUNCES NEW CORPORATE IMAGE

Mexico City, Mexico – April 28, 2008 – **Compartamos Banco**, S.A. ("Compartamos" or "the Bank") (BMV:COMPART) announced that on April 25, 2008 it launched its new corporate image.

Today, the mission we have had for 17 years continues to compel us, that is to offer development opportunities as per the needs of our clients. Now we are the leading microfinance specialist bank, with service to over 850,000 clients and a solid commitment to grow and diversify our products in order to generate social, economic and human opportunities – that is our commitment.

That is why we are renovating our image and the colors of the Company.
This new image represents:
Mexico,
our traditions,
our people,
our clients,
their labor and
our community spirit.
All that represents what we are, **Compartamos** *Banco*

RECEIVED
2008 JUL -3 A 6:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York
T: (212) 406-3691
compartamos@i-advize.com

Compartamos Banco

Mexico City, April 30, 2008.

CompartamosBanco celebrates reaching more than 900,000 active clients today

CompartamosBanco announces that today the Company reached more than 900,000 active clients. This number places it even closer to the goal of reaching one million clients in 2008. This is evidence of the success of the expansion strategy that CompartamosBanco has maintained in recent years in order to comply with its mission of providing access to financial services to more mexicans.

RECEIVED
2008 JUL -3 A 6: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

***

Company Description

CompartamosBanco S.A. Institución de Banca Múltiple a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

The Company's shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco
Insurgentes Sur553, Ciudad de México, México
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, Nueva York
T: (212) 406-3691
compartamos@i-advize.com

Compartamos Banco

FITCH RAISES COMPARTAMOS' RATINGS

Mexico City, Mexico – May 5, 2008 – **Compartamos Banco**, S.A. ("Compartamos" or "the Bank") (BMV:COMPART) announced that Fitch Ratings issued a press release today in which it informed of an "increase in the long and short-term ratings for Compartamos to 'AA-(mex)' and 'F1+(mex)'".

"Outlook was changed to Stable".

As per the press release Fitch Ratings issued, "The ratings reflect the Company's solid financial performance, robust capitalization levels and strong franchise in the microfinance segment. The ratings also take into consideration the Company's gradual diversification into higher risk market niches, as well as more concentrated funding sources".

***

Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations Firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York
T: (212) 406-3691
compartamos@i-advize.com

Compartamos Banco

FOR IMMEDIATE RELEASE

COMPARTAMOS BANCO ANNOUNCES DIVIDEND PAYMENT DAY

Mexico City, Mexico – May 16, 2008 – **Banco Compartamos**, S.A. ("Compartamos" or "the Company") (BMV:COMPART) announced that Banco Compartamos board of directors unanimously approved the payment of $ 218,196,806.76 (two hundred and eighteen million, one hundred and ninety six thousand, eight hundred and six pesos 76/100 M.N) dividend, equivalent to $0.51 (fifty one cents) M.N. per share, as approved in the annual ordinary general stockholders meeting held on April 21, 2008, to take place in a single exhibition on May 30th 2008. Payment will be effected through S.D. Indeval S.A. de C.V. (INDEVAL) Institución para el Depósito de Valores and allocated to stockholders registered with S.D. Indeval, S.A. de C.V. as of May 27th 2008.

***

Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York
T: (212) 406-3691
compartamos@i-advize.com

Exemption File No. 82-35173

Compartamos Banco

FOR IMMEDIATE RELEASE

COMPARTAMOS BANCO ANNOUNCES COMMERCIAL ALLIANCE WITH OXXO

Mexico City, Mexico – June 3, 2008 – Compartamos Banco, S.A. ("Compartamos" or "the Company") (BMV:COMPART) announced today that it has signed a commercial alliance with OXXO, whereby customers of Compartamos Banco may choose to make their loan payments at any OXXO retail location starting today.

The commercial alliance between the two companies is expected to improve customer service, as it facilitates payments for loan customers. Both companies agree that customers will benefit from the added convenience of additional payments locations.

This alliance was made possible by a 4-month pilot program that was carried out in parts of the city of Veracruz. Currently customers of Compartamos may make payments at any of the OXXO locations throughout Mexico.

***

About CompartamosBanco
Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

About FEMSA Comercio (OXXO)
OXXO is the largest and fastest-growing retail network in Latin America with 5,563 stores open in Mexico at the end of 2007. OXXO is a subsidiary of FEMSA Comercio, one of the main business units of FEMSA, the leading beverage company in Latin America, which has operations in nine countries: Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil.

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York
T: (212) 406-3691
compartamos@i-advize.com

RECEIVED
2008 JUL -3 A 6:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco S.A.
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York
T: (212) 406-3691
compartamos@i-advize.com

ption File No. 82-35173



COMPARTAMOS.
Oportunidades Financieras

Banco Compartamos to Distribute Dividend

México, D.F. April 21st, 2008.

On April 21, 2008, at the Annual Ordinary Shareholders' Meeting of Banco Compartamos, S.A. Institución de Banca Múltiple, a dividend was approved for Ps. 218,196,806.76 (two hundred and eighteen million, one hundred and ninety-six thousand, eight-hundred and six pesos and seventy-six cents), or Ps. 0.51 per share, to be paid on the date and manner approved by the Board of Directors.

For additional information, please contact Fernando Alvarez Toca, Chief Financial Officer at +52 (55) 5276-7250 or via email:
falvarez@compartamos.com.

Sincerely,
Banco Compartamos, S.A.,
Institución de Banca Múltiple

RECEIVED
2008 JUL -3 A 6:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
Maria Teresa Chavira, Investor Relations
Banco Compartamos S.A.
Insurgentes Sur 553 •Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona /
Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York, New York
Tel: (212) 406 3691
compartamos@i-advize.com



COMPARTAMOS.
Oportunidades Financieras

FOR IMMEDIATE RELEASE

SUMMARY OF RESOLUTIONS ADOPTED BY SHAREHOLDERS OF BANCO COMPARTAMOS, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE AT THE ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 21, 2008

Mexico City, Mexico – April 24, 2008 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART) announced the following resolutions were adopted at the annual general ordinary shareholders' meeting of Banco Compartamos, S.A. Institución de Banca Múltiple, held at 1:00 pm on April 21, 2008, to which shareholders' were called via the publication of the invitation in the newspaper "El Economista" on April 4, 2008, in accordance with article 186 and 187 of the Mexican Corporate Law and as per articles 20, 21 and 22 of the Company's By-Laws.

RESOLUTIONS

I. Resolutions as per the Board of Directors' report regarding article 172 of Mexican Corporate Law and the corresponding requirements of Mexican Securities' Law.

I.1 Approval of the report that, in accordance with article 172 of Mexican Corporate Law, is produced by the Board of Directors regarding the Company's operations during the fiscal year ending December 31, 2007.

I.2 Approval of the report presented during the shareholders' meeting by the Company's independent auditor, Mr. Eduardo Argil Aguilar CPA, which was prepared in accordance with article 166 of Mexican Corporate Law, regarding the financial statements of the Company, their veracity, rationality, amount of financial information and results for the period ending December 31, 2007, as well as the presentation of reports prepared by the presidents of the auditing, evaluation and compensation committees in accordance with article 28 section IV of the Mexican Securities Law, which was read by the Secretary of the Board at the request of the Chairman of the Board.

I.3 It is mandatory that this document include copies of the reports mentioned in items I.1 and I.2 above, as well as the financial statements of the Company for the fiscal year ending December 31, 2007, which consist of the following documents:

- Balance sheet
- Income statement
- Statement of changes in shareholders' equity
- Statement of changes in financial position
- Notes to the financial statement

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
Maria Teresa Chavira, Investor Relations
Banco Compartamos S.A.
Insurgentes Sur 553 •Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona /
Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York, New York
Tel: (212) 406 3691
compartamos@i-advize.com



I.4 Each and every one of the transactions, acts and decisions completed by the Company, as well as the Board of Directors, during fiscal year ending December 31, 2007, as well as the acts and have been approved and ratified by this shareholders' meeting. In addition, all acts and decisions by the Company's independent auditor for the fiscal year ending December 31, 2007 have been ratified.

II. Resolutions regarding the allocation of results.

The application of net income reflected in the Company's financial statements as of December 31, 2007 as follows:

(i) Ps. 87,679,829.00 (eighty seven million six hundred and seventy nine thousand eight hundred and twenty nine Mexican pesos) to increase the legal reserve;
(ii) Ps. 218,196,806.76 (two hundred and eighteen million one hundred and ninety six thousand eight hundred and six Mexican pesos and seventy-six cents) which corresponds to Ps. 0.51 (fifty-one Mexican cents) for the payment of a cash dividend. The dividend will be paid on a date to be determined by the Board of Directors via S.D. Indeval, S.A. de C.V. (INDEVAL) Share Depositary Institution.
(iii) The remaining amount, or Ps. 570,921,649.24 (five hundred and seventy million, nine hundred and twenty one thousand, six hundred and forty nine Mexican pesos and twenty four cents) will be applied to retained earnings.

III. Report on the Company meeting its financial obligations as per article 86, section XX of Mexican Income Tax Law.

The Chief Financial Officer's report regarding the Company's fulfillment of its tax obligations as per section XX of article 86 of Mexican Income Tax Law as of December 31, 2007, was read by the Secretary of the Board at the request of the President.

IV. Nomination of Members of the Board of Directors, assessment of their independence, nomination of the deputies and determination of their compensation.

IV.1 Acceptance of the resignations presented by Lakshmi Shyam-Sunder, Violeta Patricia Velázquez Santana, Marcelo Antonio Benítez Albo and Lauren Ariel Burnhill, proprietary members and alternates of Banco Compartamos' Board of Directors, S.A. Institución de Banca Múltiple.

IV.2 Documentation of: (i) the shareholders' appreciation to the aforementioned proprietary members and alternates of the Board of Directors for their management and performance in their respective roles, and (ii) approval of each one of the acts and measures realized by Lakshmi Shyam-Sunder, Violeta Patricia Velázquez Santana, Marcelo Antonio Benítez Albo y Lauren Ariel Burnhill in the performance of their respective roles, unconditionally releasing them from whatever responsibility incurred in the performance of their roles, without reservation nor limitation.

iV.3 Designation of the following persons as members of the Board of Directors, with the status of related or independent, proprietary or alternate, mentioned below:



DIRECTORS

Board Members	
José Manuel Canal Hernando	Independent
José Ignacio Ávalos Hernández	Non-independent
Carlos Labarthe Costas	Non-independent
Luis Fernando Velasco Rodríguez	Independent
Martha Elena González Caballero	Independent
Alfredo Humberto Harp Calderoni	Independent
Carlos Antonio Danel Cendoya	Non-independent
Álvaro Rodríguez Arregui	Independent
Juan José Gutiérrez Chapa	Independent
John Anthony Santa Maria Otazaua	Independent

Alternates	
Manuel Constantino Gutiérrez García	Independent
Juan Carlos Domenzain Arizmendi	Independent
Oscar Iván Mancillas Gabriele	Non-independent
Fernando Álvarez Toca	Non-independent
Jerónimo Luis Patricio Curto de la Calle	Independent
Luis Fernando Narchi Karam	Independent
Javier Fernández Cueto González de Cosío	Non-independent
Mónica Brand	Independent
Juan Carlos Letayf Yapur	Independent
Juan Ramón Félix Castañeda	Independent

IV.4 Mssrs. José Manuel Canal Hernando, Fernando de Ovando and Ms. Raquel Reyes Cubillo were elected president, secretary and sub-secretary of the board of directors.

IV.5 Mssrs. Eduardo Argil Aguilar and Alberto Napolitano Niosi were elected non-independent auditor and alternate, respectively.

IV.6 Mr. Carlos Labarthe Costas was ratified as Chief Executive Officer of the Company.

IV.7 The board members that are on the management team will not received additional compensation for their board duties. The president, the remaining board members, committee members and auditors will receive as compensation, the amounts described in the document attached within the appendix.



V. Designation of members to the auditing committee.

The following persons were named to the auditing committee and will fulfill the duties of the position designated below.

Name	Position
Marta González Caballero	President
José Ignacio Ávalos Hernández	Member
Luis Fernando Velasco Rodríguez	Member
Alfredo Humberto Harp Calderoni	Member

VI. Designation of delegates.

VI.1 Mssrs. José Manuel Canal Hernando, Fernando de Ovando, Carlos Labarthe Costas, Manuel de la Fuente Morales, Raquel Reyes Cubillo and Mauricio Castilla Martínez have been appointed delegates; any one of them may present this document to the notary public and carry out the necessary actions to submit these resolutions and make effective all decisions made by the shareholders' meeting.

VI.2 To complete the agenda, the secretary was asked to read this document at the conclusion of the shareholders' meeting.

NOTE: This document was prepared for the convenience of the reader and represents a translation of the official Call for Shareholders' Meeting ("Convocatoria") which is available in Spanish at www.compartamos.com.mx.

***

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exemption [redacted]



COMPARTAMOS. Oportunidades Financieras

FOR IMMEDIATE RELEASE

BANCO COMPARTAMOS ANNOUNCES TERMINATION AGREEMENT WITH THE INTERNATIONAL FINANCE CORPORATION

Mexico City, Mexico – April 2, 2008 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART) announced that it reached an agreement with the International Finance Corporation (IFC), a Banco Compartamos shareholder, to terminate: (i) The Put Option and Tag Along Rights Agreement and (ii) The Share Retention Agreement, which were signed April 17, 2001. A summary of such agreements can be found in Compartamos' offering prospectus issued as a result of the Bank's IPO on April 20, 2007.

Based on this, the obligations under the prior agreements are concluded among both entities.

***

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
Maria Teresa Chavira, Investor Relations
Banco Compartamos S.A.
Insurgentes Sur 553 •Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona /
Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York, NewYork
Tel: (212) 406 3691
compartamos@i-advize.com



COMPARTAMOS.
Oportunidades Financieras

Banco Compartamos Informs Regarding End of Agreement

Mexico, D.F. April 21, 2008.

Shareholders of Banco Compartamos, S.A., Institución de Banca Múltiple ended their shareholder agreement at the meeting held on March 23, 2007 and becomes effective on April 22, 2008.

As a result of the above, shareholders who had signed this agreement are no longer obligated to maintain their majority position and to vote their shares jointly.

For additional information, please contact Fernando Alvarez Toca, Chief Financial Officer at +52 (55) 5276-7250 or via email:
falvarez@compartamos.com.

Sincerely,
Banco Compartamos, S.A.,
Institución de Banca Múltiple

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
Maria Teresa Chavira, Investor Relations
Banco Compartamos S.A.
Insurgentes Sur 553 •Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona /
Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York, New York
Tel: (212) 406 3691
compartamos@i-advize.com

mption File No. 82-35173



2008 JUL -3 A 6:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

COMPARTAMOS.
Oportunidades Financieras

BANCO COMPARTAMOS REPORTS 1Q08 RESULTS

Mexico City, Mexico – April 23, 2008 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART), the leading Mexican microfinance bank today announced its non-audited financial results for the first quarter period ended March 31, 2008. All figures were prepared according to financial reporting standards per the Mexican Securities and Exchange Commission (CNBV). First quarter of 2008 figures are expressed in nominal pesos and all previous figures are expressed in constant Mexican pesos as of December 31, 2007. New Mexican financial reporting standards include the following changes: i) Inflation accounting will be required only when the accumulated inflation for the three previous years is higher than 26%, as a result, it is not required for 2008; and ii) mandatory employee profit sharing must be registered as "other expense".

In millions of Mx Ps (except per share amounts)	1Q08	1Q07	% Var	4Q07	% Var
NII after provisions	717.0	560.0	28.0%	665.0	7.8%
Net Operating Income	346.0	302.0	14.6%	310.0	11.6%
Net Income	251.00	220.00	14.1%	226.00	11.1%
Total Shares Outstanding	427,836,876	427,836,876	-	427,836,876	-
EPS	0.59	0.51	14.1%	0.53	11.1%
Net Interest Margin	60.8%	68.1%	-7.4 pp	61.6%	-0.8 pp
ROE	41.7%	57.9%	-16.2 pp	41.6%	0.0 pp
Capital Ratio	53%	48%	5.9 pp	45%	8.7 pp

Amounts are in millions of Mexican Pesos, except for EPS amounts, total shares outstanding and percentages

Highlights for 1Q08:

- **Number of active clients reached 856,736, a 36.0% increase compared to the 630,061 clients during 1Q07 and a 2.1% increase compared to the 838,754 clients during 4Q07.**
- **The total loan portfolio reached Ps. 4,426 million in 1Q08, a 37.0% increase compared to the Ps. 3,231 in 1Q07 and a 5.7% increase compared to Ps. 4,186 million in 4Q07.**
- **Net income reached Ps. 251 million, a 14.1% increase compared to 1Q07 and an 11.1% increase compared to 4Q07; EPS reached Ps. 0.59 for 1Q08 versus Ps. 0.51 in 1Q07 and Ps. 0.53 for 4Q07.**
- **ROE for 1Q08 reached 41.7%, compared to 57.9% in 1Q07 and 41.6% on 4Q07.**
- **The service office network reached a total of 265 units, 13 more than at the end of 2007 and 63 more than in 1Q07. A total of 411 employees (mostly loan officers) were hired during 1Q08, a 37.9% increase versus 1Q07 and a 9.6% increase versus 4Q07.**
- **For 1Q08 the number of voluntary life insurance policies sold was 141,420 and the number of outstanding home renovation loans reached 8,987.**

Comments from the Co-Chief Executive Officer

Carlos Danel, the Company's Co-Chief Executive Officer, stated, "Compartamos began 2008 as we expected, with an increase in the number of clients to 856,736, which is on track towards our year-end goal of over 1 million clients; we also opened 13 new service offices and hired a total 411 new staff. The loan portfolio increased by 37.0% compared to the first quarter of 2007, and we continue to see interest in our new products rise as well as maintaining our client portfolio in existing products.

More importantly, the volatile economic environment hasn't materially affected our business, as we had expected based on historic trends. We will continue closely track any developments in the macroeconomic downturn develops and adapt if necessary. In conclusion, we are excited about this year and look forward to maintaining growth across our various regions and products."

For more information, visit www.compartamos.com.mx or contact:

Fernando Álvarez Toca, Chief Financial Officer
Maria Teresa Chavira, Investor Relations
Banco Compartamos S.A.
Insurgentes Sur 553 •Mexico City, Mexico
Tel: (5255) 52 76 73-27 / 72-56
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona /
Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York, New York
Tel: (212) 406 3691
compartamos@i-advize.com



Results of Operations


INTEREST INCOME
(Ps. Millions)
900
800
700
600
500
400
300
200
100
-
619
686
733
786
781
1Q07
2Q07
3Q07
4Q07
1Q08


NIM after Provisions
(%)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
67.3%
73.1%
65.9%
58.5%
59.3%
1Q07
2Q07
3Q07
4Q07
1Q08

Net Interest Income (NII)

The Bank had a net interest income after provisions (NII), for 1Q08, of Ps. 717 million, 28.0% higher than the Ps. 560 million reported in 1Q07 and 7.8% higher than the Ps. 665 million for 4Q07.

The increase was due to a Ps. 162 million, or 26.2% increase in interest income, which went from Ps. 619 million for 1Q07 to Ps. 781 million in 1Q08. At the same time there was a 0.6% decrease in interest income when compared to the Ps. 786 million for 4Q07. This was achieved due to a 37.7% growth in the last twelve months in the total portfolio (5.7% growth vs 4Q07), which resulted from a 36.0% growth in the number of clients (2.1% growth vs 4Q07).

The increase in interest income was offset by a 27.8% growth in interest expense, or Ps. 10 million, from Ps. 36 million in 1Q07, to Ps. 46 million in 1Q08, at the same time the interest expense decreased 8.0% compared to Ps. 50 million of 4Q07.

According to new Mexican accounting principles (NIF), monetary accounting will not be required in 2008, thus in 1Q08 there was no gain or loss related in this line item, compared to a loss of Ps. 16 million in 1Q07 and a loss of Ps. 36 million in 4Q07.

NIM (Net Interest Margin) after provisions --- which is NII after provisions for loan losses divided by average yielding assets --- for 1Q08 was 59.3% compared to 67.3% in 1Q07 and 58.5% in 4Q07. The year-over-year decline was due to a lower average yield for the portfolio as well as due to a proportionally larger concentration of average liquid assets (cash and investments) during 1Q08 compared to 1Q07.

Compartamos' provisions for loan losses for 1Q08 was Ps. 18 million, which was 157.1% higher than the Ps. 7 million for 1Q07 and 50% lower than the Ps. 35 million for 4Q07. These changes were mainly due to the following: (i) 37.0% growth of the total loan portfolio, due to the fact that Compartamos is required to have 4% of the total loan portfolio in reserves (allowance for loan losses) on the balance sheet at all times, and (ii) the application of a Ps. 8 million in loan write-offs, which were applied in 1Q08 compared to Ps. 1 million applied in 1Q07, and Ps. 5 million in 4Q07.

Net Operating Revenue

Net operating revenue was Ps. 706 million, an increase of 27.9% compared to the Ps. 552 million reported in 1Q07 and an increase of 7.3%, or Ps. 48 million compared to Ps. 658 million 4Q07. This was the result of net interest income after provisions being offset by a cost of Ps. 10 million in net commissions and fees for 1Q08, compared to a cost of Ps. 9 million in 1Q07 and to a cost Ps. 6 million in 4Q07, as well as a trading loss of Ps. 1 million in 1Q08, versus a trading gain of Ps. 1 million in 1Q07 and a trading loss of Ps. 1 million in 4Q07.



Net Operating Income

Net operating income for 1Q08 was Ps. 346 million, 14.6% higher than Ps. 302 million in 1Q07 and also 11.6% higher than Ps. 310 million in 4Q07; during 1Q08, the Bank incurred in total operating expenses of Ps. 360 million, 44.0% higher than the Ps. 250 million in 1Q07 but 3.4% higher than Ps. 348 million in 4Q07.

This is the result of the implementation of the expansion plan that includes: the opening of 13 new service offices during 1Q08, 15 were opened during 1Q07 and 17 during 4Q07; and the hiring of 411 net employees in 1Q08, this is 108.6% more than the 197 hired in 1Q07 and 119.8% higher than 187 net employees hired in 4Q07. Most of the new employees are loan officers that are beginning to build their client base and their portfolios; we believe that they are key for us to ensure future market penetration.

Also in 1Q08 there were some expenses related to the design of new products and the development of new distribution channels that are considered non-recurrent. These expenses are not necessarily related to the growth of other lines, so they may occur unevenly during the year.

Total Income Before Income Tax

New Mexican reporting standards establish that the employee profit sharing line must now be registered in the Income Statement as "Other Expenses". This has resulted in a significant change in the line item entitled "Other Income (expense) – net", which represented a cost of Ps. 1 million in 1Q08, while in 1Q07 it represented an income of Ps. 14 million. The decrease in this line item was mainly due to a cost of Ps. 8 million in employee profit sharing.


NET INCOME
(Ps. Millions)
260
250
240
230
220
210
200
190
220
219
212
226
251
1Q07
2Q07
3Q07
4Q07
1Q08

Net Income

As a result of the above, Compartamos reported a net income for the quarter of Ps. 251 million, 14.1% higher than the Ps. 220 million in 1Q07 and 11.1% higher than the Ps. 226 million in 4Q07.

Earnings per share (EPS) for 1Q08 reached Ps. 0.59, compared with Ps. 0.51 for 1Q07 and Ps. 0.53 for 4Q07.



Balance Sheet

Total Loan Portfolio


PORTFOLIO
(Ps. Millions)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
3,231
3,438
3,519
4,186
4,426
1Q07
2Q07
3Q07
4Q07
1Q08

Total loan portfolio reached Ps. 4,426 million in 1Q08, 37.0% higher than the Ps. 3,231 million for 1Q07 and 5.7% higher than the Ps. 4,186 million in 4Q07. This growth was achieved due to a 36.0% increase in net new clients for the last twelve months and a 2.1% growth for the quarter, for a total of 856,736 active clients as of March 31, 2008. The average outstanding balance per client for 1Q08 was Ps. 5,165, which was a slight increase of 0.7% compared to Ps. 5,128 in 1Q07 and an increase of 3.5% compared to Ps 4,991 for 4Q07.

Asset Quality (NPL/Total Loan Portfolio)


NPLs / TOTAL LOANS
(%)
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.80%
1.05%
1.14%
1.36%
1.69%
1Q07
2Q07
3Q07
4Q07
1Q08

Non-performing loans (NPL) for 1Q08 were Ps. 75 million, an increase of Ps. 49 million, or 188.5%, from the Ps. 26 million reported in 1Q07 and an increase of 31.6% compared to 4Q07. NPL divided by the total loan portfolio (NPL ratio) represents 1.69% for 1Q08, compared to 0.80% for 1Q07 and 1.36% for 4Q07. This increase answers to the company's diversification strategy and is still within the estimated ranges, also it compares favorably not only with other banks but also other Microfinance institutions (see www.cnbv.org and www.mixmarket.com). It is important to consider that for 1Q08 Compartamos had an allowance for loan losses of Ps. 177 million; this represents a coverage ratio (allowance for loan losses / non-performing loans) of 236%.

As of March 31, 2008, Solidarity Group loans made up 5.63% of the total loan portfolio with an NPL ratio of 5.22%; and individual loans were 6.98% of the total loan portfolio with an NPL ratio of 10.36%. The remaining 87.39% of the total loan portfolio was GDI, Parallel and Home Renovation loans, which have a combined NPL ratio of 0.78%.

In the individual loan segment there were some service offices with a higher than expected NPL ratio during 1Q08; in order to correct this situation, service offices with the largest NPL ratios were ordered to stop attracting new clients and asked to focus on recovering NPL's. As a result we are seeing a decrease in the total portfolio for that product, and therefore an increase in NPL ratio as these are now based on a smaller portfolio.




LIABILITIES
(Ps. Millions)
3,000
2,500
2,000
1,500
1,000
500
-
1,796
1,917
2,075
2,818
2,208
1Q07
2Q07
3Q07
4Q07
1Q08

Total Liabilities

Compartamos' total liabilities for 1Q08 reached Ps. 2,208 million, 22.9% higher compared with Ps. 1,796 million in 1Q07 and 21.6% lower than Ps. 2,818 million for 4Q07. Interest bearing liabilities (deposits, interbank loans and other) were 87.7%, or Ps. 1,937 million of total liabilities, while in 1Q07 they were 91.1% or Ps. 1,636 million, and in 4Q07 they were 92.5% or Ps. 2,608 million.


TOTAL STOCKHOLDER'S EQUITY
(Ps. Millions)
3,000
2,500
2,000
1,500
1,000
500
-
1,629
1,848
2,058
2,285
2,536
1Q07
2Q07
3Q07
4Q07
1Q08

Total Stockholders' Equity

Total stockholders' equity rose by Ps. 907 million, or 55.7%, reaching Ps. 2,536 million in 1Q08 compared to Ps. 1,629 million in 1Q07 and 11% higher than Ps. 2,285 million for 4Q07. This growth was the result of retained earnings.



Performance Ratios and Metrics

ROAE/ROAA

ROAE for 1Q08 was 41.7% compared to 57.9% in 1Q07 and 44.0% for 4Q07. This decline was the result of stronger growth in the stockholders' equity compared to the growth experienced in net income for both periods. ROAA for 1Q08 was 20.4%, compared to 26.1% for 1Q07 and 20.7% for 4Q07. This decrease was mainly due to the reduction of the average interest rate and also to a proportionally larger base of liquid assets in 1Q08.


EFFICIENCY RATIO
(%)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
45.3%
50.3%
51.4%
52.9%
51.0%
1Q07
2Q07
3Q07
4Q07
1Q08


OPERATING EFFICIENCY
(%)
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
29.6%
35.4%
32.5%
30.1%
29.2%
1Q07
2Q07
3Q07
4Q07
1Q08

Efficiency

The efficiency ratio (operating expenses/net operating revenue) for 1Q08 was 51.0% according to the Company's expansion plans, which was higher than the 45.3% reported in 1Q07 but lower than 52.8% in 4Q07 as evidenced by growth of 31.2% compared to 1Q07 in the number of service offices (5.2% vs. 4Q07) and a 37.9% rise in the number of employees compared to 1Q07 (9.6% vs. 4Q07).

Operating efficiency (operating expenses/average total assets) for 1Q08 was 29.2%, slightly lower than the 29.6% in 1Q07 and the 30.1% in 4Q07.



Additional Information for 1Q08

Inclusion into the IPC

On January 9, 2008, the Company informed, as per an announcement by the Mexican Stock Exchange (Bolsa Mexicana de Valores or "BMV"), that it would be included among the 35 Mexican companies that comprises the IPC (Indice de Precios y Cotizaciones).

Great Place to Work Survey

Compartamos was chosen among the best 100 companies to work; ranking 45th "2008 Best Companies to Work" for survey.

Mexican Banking Convention

Banco Compartamos participated in the Mexican Banking Convention, which included the participation of all major Mexican banks. The theme, "Financial Education: Investment to the Future", was among the topics discussed and Compartamos brought its unique experience of working with and educating the lower income segment of the population, which is typically the less educated segment.

Cancellation of Certain Stockholder Agreements

Original Stockholders (Pre-IPO stockholders) of Compartamos chose to cancel certain stockholder agreements that limited their choices. Upon the cancellation of these agreements, stockholders may now more freely decide on their investment in Compartamos based on their personal interests and choices. A description of these agreements is detailed in the Prospectus for the initial public offering.

Dividend Payment

As per the announcement distributed on Monday April 21' 2008, a dividend payment for Ps. 0.51 per share was proposed and approved at the Annual Ordinary Stockholders Meeting that took place last Monday, April 21, 2008. The Board of Directors will define the date of the payment at the following board meeting.

***

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 20, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Income Statement
for the period ended March 31, 2008
(in millions of Mexican pesos)

	1Q08	1Q07	% Change 1Q07	4Q07	% Change 4Q07
Interest income	781.0	619.0	26.2%	786.0	-0.6%
Interest expense	46.0	36.0	27.8%	50.0	-8.0%
Monetary gain (loss)	-	(16.0)	-100.0%	(36.0)	-100.0%
Net interest income	**735.0**	**567.0**	**29.6%**	**700.0**	**5.0%**
Provision for loan losses	18.0	7.0	157.1%	35.0	-48.6%
Net interest income after provisions	**717.0**	**560.0**	**28.0%**	**665.0**	**7.8%**
Commissions and fee income	10.0	6.0	66.7%	11.0	-9.1%
Commissions and fee expense	20.0	15.0	33.3%	17.0	17.6%
Trading gains (losses)	(1.0)	1.0	-200.0%	(1.0)	0.0%
Net operating revenue	**706.0**	**552.0**	**27.9%**	**658.0**	**7.3%**
Operating Expenses	360.0	250.0	44.0%	348.0	3.4%
Net operating income	**346.0**	**302.0**	**14.6%**	**310.0**	**11.6%**
Other income (expense) - Net	(1.0)	8.0	-112.5%	14.0	-107.1%
Total income before income tax	**345.0**	**310.0**	**11.3%**	**324.0**	**6.5%**
Income tax					
Current	99.0	92.0	7.6%	85.0	16.5%
Deferred	(5.0)	(2.0)	150.0%	13.0	-138.5%
Net income	**251.0**	**220.0**	**14.1%**	**226.0**	**11.1%**



Balance Sheet
for the period ended March 31, 2008
(in millions of Mexican pesos)

	1Q08	1Q07	% Change 1Q07	4Q07	% Change 4Q07
Cash and cash equivalents	77.0	128.0	-39.8%	442.0	-82.6%
Investment in securities	215.0	41.0	424.4%	460.0	-53.3%
Total performing loans	4,351.0	3,205.0	35.8%	4,129.0	5.4%
Non-performing loans	75.0	26.0	188.5%	57.0	31.6%
Total loan portfolio	**4,426.0**	**3,231.0**	**37.0%**	**4,186.0**	**5.7%**
Allowance for loan losses	177.0	129.0	37.2%	167.0	6.0%
Loan portfolio, net	4,249.0	3,102.0	37.0%	4,019.0	5.7%
Other accounts receivable	23.0	15.0	53.3%	22.0	4.5%
Fixed assets	158.0	113.0	39.8%	145.0	9.0%
Deferred income tax	0.0	9.0	-100.0%	0.0	0.0%
Other asssets	22.0	17.0	29.4%	15.0	46.7%
Total assets	**4,744.0**	**3,425.0**	**38.5%**	**5,103.0**	**-7.0%**
Deposits	1,736.0	0.0	100.0%	2,608.0	-33.4%
Notes payable	0.0	515.0	-100.0%	0.0	0.0%
Interbank loans and other - short term	201.0	462.0	-56.5%	0.0	0.0%
Interbank loans and other - long term	0.0	659.0	-100.0%	0.0	0.0%
Total Interbank loans and other	201.0	1,121.0	-82.1%	0.0	0.0%
Derivates financial instruments	1.0	2.0	200.0%	1.0	100.0%
Other accounts payable	265.0	158.0	67.7%	199.0	33.2%
Deferred income tax	5.0	0.0	100.0%	10.0	-50.0%
Total liabilities	**2,208.0**	**1,796.0**	**22.9%**	**2,818.0**	**-21.6%**
Capital stock	487.0	487.0	0.0%	487.0	0.0%
Capital reserves	100.0	36.0	177.8%	100.0	0.0%
Retained earnings	1,698.0	886.0	91.6%	821.0	106.8%
Valuation results from hedge flow instruments	0.0	0.0	0.0%	0.0	0.0%
Net income for the year	251.0	220.0	14.1%	877.0	-71.4%
Total stockholder's equity	**2,536.0**	**1,629.0**	**55.7%**	**2,285.0**	**11.0%**
Total liabilities and stockholder's equity	**4,744.0**	**3,425.0**	**38.5%**	**5,103.0**	**-7.0%**



Additional Information

STOCK INFORMATION	1Q08	4Q07	1Q07
EPS (PS$) (1)	$0.59	$0.53	$0.51
STOCK PRICE (PS$) (2)	46.90	47.34	NA
STOCK PRICE (US$) (3)	4.40	4.45	NA
MARKET CAPITALIZATION (US$ MILLIONS) (4)	$1,884	$1,902	NA

Note: Stock price as of March 31, 2008.

All conversions were made at the exchange rate published by Banco de México for April 01, 2008 which is $US 1 to Ps. 10.6482

(1) Earnings per share: Net income / Number of shares
(2) Stock price in Pesos: Market price per share in pesos
(3) Stock price in dollars: Market price per share in pesos/ US-MXP Exchange Rate
(4) Market capitalization: Market price per share multiplied by number of shares

KEY RATIOS	1Q08	4Q07	3Q07	2Q07	1Q07
Profitability					
NIM before Inflation Accounting (1)	60.8%	64.7%	70.2%	73.2%	70.1%
NIM after Inflation Accounting (2)	60.8%	61.6%	67.7%	74.2%	68.1%
NIM after Provisions for Loan Losses (3)	59.3%	58.5%	65.9%	73.1%	67.3%
ROAA (4)	20.4%	19.6%	21.5%	24.4%	26.1%
ROAE (5)	41.7%	41.6%	43.4%	50.4%	57.9%
Operating					
Efficiency Ratio (6)	51.0%	52.9%	51.4%	50.3%	45.3%
Operating Efficiency (7)	29.2%	30.1%	32.5%	35.4%	29.6%
Asset Quality					
Non Performing Loans to total loans	1.69%	1.36%	1.14%	1.05%	0.80%
Coverage Ratio (8)	236.0%	293.0%	350.0%	383.3%	496.2%

(1) Net income margin: Net interest income before result monetary losses / average yield assets
(2) Net income margin: Net interest income after result monetary losses / average yield assets
(3) Net income margin: Net interest income after provisions for loan losses / average yield assets
(4) Return on Average Assets: Net Income / Average Assets
(5) Return on Average Equity: Net Income / Average Equity
(6) Efficency ratio: Administrative expenses / Gross Operating Income
(7) Operating Efficency: Administrative expenses / Total Assets
(8) Coverage ratio: Allowance for loan loses / Non-performing loans

Mix Employees	1Q08	4Q07	3Q07	2Q07	1Q07	4Q06
Loan Officers	2,844	2,570	2,491	2,148	2,042	1,967
Other administrative	1,405	1,297	1,225	1,137	1,015	931
Central Office	439	410	374	359	343	305
TOTAL	**4,688**	**4,277**	**4,090**	**3,644**	**3,400**	**3,203**

Service offices	1Q08	4Q07	3Q07	2Q07	1Q07
New	3	7	5	3	4
Bipartition	10	10	17	8	11
Total	13	17	22	11	15
Total Service Offices	265	252	235	213	202



FOR IMMEDIATE RELEASE

COMPARTAMOS. Oportunidades Financieras

BANCO COMPARTAMOS, S.A. INSTITUCION DE BANCA MULTIPLE ANNOUNCES GENERAL ORDINARY SHAREHOLDERS' MEETING

Mexico City, Mexico – April 4, 2008 – Banco Compartamos, S.A. ("Compartamos" or "the Bank") (BMV:COMPART) announced that in agreement with the Company's Board of Directors' resolution adopted at the meeting held on February 21, 2008, and in accordance with the Article 20 of Banco Compartamos, S.A. Institucion de Banca Multiple's By-Laws, as well as the Article 183 of Mexican Corporate Law, Banco Compartamos invites the Company's shareholders to a General Ordinary Shareholders' Meeting on April 21, 2008 at 1:00 pm CT, at Insurgentes Sur No. 553, 1st Floor, Colonia Escandon, Postal Code 11800 Mexico City, Mexico to discuss the following:

Meeting Agenda

I. Resolutions regarding the Board of Directors' report, in accordance with Article 172 of the Mexican Corporations Law, and the requirements of the Securities Market Law that apply.

II. Resolutions regarding the application of net income.

III. Report regarding the Company's compliance with its tax obligations, in accordance with Section XX of Article 86 of the Income Tax Law.

IV. The appointment of the members of the Board of Directors, certification of independence level, appointment of commissioners and the approval of their remuneration.

V. Designation of the Company's Auditing Committee.

VI. Designation of delegates.

To attend the meeting, shareholders must submit to the Corporate Secretary, no more than two days prior to the meeting, proof of deposit with respect to the shares issued by any of the depositary institutions regulated by the Mexican Securities Law, complimented, in its case, with the list mentioned in Article 290 of the afore mentioned law. The proof of deposit should indicate the holder's name, the amount of shares deposited in the depositary institution, the number of certificates and the date the shareholders' meeting, as well as the condition that such shares will remain under the custody of the depositary until after the meeting takes place.

For more information, visit www.compartamos.com.mx or contact:

Fernando Alvarez Toca, CFO
Maria Teresa Chavira, IR
Banco Compartamos S.A.
Insurgentes Sur 553
Mexico City, Mexico
Tel: (5255) 5276 7327 / 6398
falvarez@compartamos.com
mchavira@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, NY, NY
Tel: (212) 406 3691
compartamos@i-advize.com



COMPARTAMOS.
Oportunidades Financieras

The Company will provide admission cards pertaining to the proof of deposits, along with the list, which will be solicited and delivered to the office of the Corporate Secretary, located at Avenida Insurgentes Sur 533, 3rd Floot, Colonia Escandón, Postal Code 11800, Mexico City, Mexico, no more than two days prior to the shareholders' meeting during regular office hours (Monday to Friday from 8:00 am to 2:00 pm and from 4:00 pm to 6:00pm).

To be compliant with the third paragraph of Article 27 of the Mexican Tax Code, shareholders must present the federal tax payers registration certificate that permits the Company to verify the registrant's identity.

Shareholders will be able to personally attend the meeting, or via proxy, who must verify their identity through the proper forms established by the Company, which will be made available to any shareholder representative starting from the time of the publication of this announcement, during regular office hours (Monday to Friday from 8:00 am to 2:00 pm and from 4:00 pm to 6:00pm).

NOTE: *This document was prepared for the convenience of the reader and represents a translation of the official Call for Shareholders' Meeting ("Convocatoria") which is available in Spanish at www.compartamos.com.mx.*

***

Company Description

Banco Compartamos, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Banco Compartamos shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Compartamos Banco

FOR IMMEDIATE RELEASE

COMPARTAMOS BANCO ANNOUNCES GENERAL EXTRAODINARY SHAREHOLDERS' MEETING

Mexico City, Mexico – May 14, 2008 – **Compartamos Banco**, S.A. ("Compartamos" or "the Company") (BMV:COMPART) announced that in agreement with the Company's Board of Directors' unanimous resolution adopted at the meeting held on May 12, 2008, and in accordance with Article 20 of Banco Compartamos, S.A. Institucion de Banca Multiple's By-Laws, as well as the Article 183 of Mexican Corporate Law, Banco Compartamos S.A. invites the Company's shareholders to a General Extraordinary Shareholders' Meeting on May 30, 2008 at 10:30 am CT, at the Company's headquarters located at Insurgentes Sur No. 553, 1st Floor, Colonia Escandon, Postal Code 11800 Mexico City, Mexico to discuss the following:

Meeting Agenda

I. Resolutions regarding the reform to several articles of the Company's By-Laws.

II. Designation of delegates

To attend the meeting, shareholders must submit to the Corporate Secretary, no more than two days prior to the meeting, proof of deposit with respect to the shares issued by any of the depositary institutions regulated by the Mexican Securities Law, in addition to, in its case, the list mentioned in Article 290 of the aforementioned law. The proof of deposit should indicate the holder's name, the amount of shares deposited in the depositary institution, the number of certificates and the date the shareholders' meeting, as well as the condition that such shares will remain under the custody of the depositary until after the meeting takes place.

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York
T: (212) 406-3691
compartamos@i-advize.com

The Company will provide admission cards pertaining to the proof of deposits, along with the list, which will be solicited and delivered to the office of the Corporate Secretary, located at Avenida Insurgentes Sur 533, 3rd Floor, Colonia Escandón, Postal Code 11800, Mexico City, Mexico, no more than two days prior to the shareholders' meeting during regular office hours (Monday to Friday from 8:00 am to 2:00 pm and from 4:00 pm to 6:00pm).

In order to comply with the third paragraph of Article 27 of the Mexican Tax Code, shareholders must present the federal tax payers registration certificate that permits the Company to verify the registrant's identity.

Shareholders may chose to personally attend the meeting, or via a proxy, who must verify his/her identity through the proper forms established by the Company, which will be made available to any shareholder representative starting from the time of the publication of this announcement, during regular office hours (Monday to Friday from 8:00 am to 2:00 pm and from 4:00 pm to 6:00pm).

***

Compartamos Banco, S.A., a Mexican bank specialized in microfinance, is the largest lender to microbusiness owners in Latin America. Established in 1990 and headquartered in Mexico City, Compartamos provides small loans to low-income Mexican individuals and business owners, such as craft manufacturers, food vendors and other small businesses. With coverage in over 90% of Mexico, Compartamos works with local and international lenders to secure financing to these market segments, which are currently underserved.

Compartamos Banco shares began trading on the Mexican Stock Exchange on April 25, 2007 under the ticker symbol "COMPART".

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, visit www.compartamos.com or contact:

Fernando Álvarez Toca, Chief Financial Officer
María Teresa Chavira, Investor Relations
Compartamos Banco
Insurgentes Sur 553, Mexico City, Mexico
T: +52 (55) 5276-7250 / 7327 / 7256 / 6398
investor-relations@compartamos.com

Investor Relations firm in New York:
Maria Barona / Kenia Vargas
i-advize Corporate Communications, Inc.
82 Wall Street, 805, New York
T: (212) 406-3691
compartamos@i-advize.com

END